UNITED STATES
SECURITIES AND EXCHANGE

COMMISSION
WASHINGTON,

DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a

-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT

OF 1934

10 February 2021
Commission File Number 1-

15200
Equinor ASA
(Translation of registrant’s

name into English)

FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)

Indicate by check mark whether the

registrant files or will file annual

reports under cover of Form 20

-F

or Form 40-F:

Form 20-F X

Form 40-F

Indicate by check mark if the registrant

is submitting the Form 6-K in

paper as permitted by Regulation S

-T Rule 101(b)(1):_____

Indicate by check mark if the registrant

is submitting the Form 6-K in

paper as permitted by Regulation S

-T Rule 101(b)(7):_____

This Report on Form 6-K

contains a report of the fourth

quarter 2020 results of Equinor

ASA.

Equinor fourth quarter 2020

Equinor fourth quarter 2020

and year end results

Equinor reports adjusted earnings of positive USD 0.76 billion and negative USD 0.55 billion after tax in the fourth quarter of 2020.

IFRS net operating income was negative USD 0.99
billion and the IFRS net income was negative USD 2.41 billion, following net impairments of
USD 1.30 billion and a write down of USD 0.98 billion related to the Tanzania

LNG project.

2020 was characterised

by:

●

Results impacted by

low oil and gas prices

●

Solid operational

performance during extraordinary

circumstances
●

Positive cash flow in

a low-price environment
●

Delivering USD 3.7

billion in capex and

cost reductions,

well above ambition for

the action plan to strengthen

financial resilience
●

Progressing and

capturing value within

renewables
●

Setting ambition to

be a net-zero energy company

by 2050 to create value

as a leader in the energy

transition

“Our results are impacted

by the market turmoil

during the year,

but with strong cost

improvements and capital

discipline we delivered
positive net cash

flow for the quarter

and the full year.

During 2020 we have

delivered more than 3.7

billion dollars in savings,

well
above our ambition

for the action plan we laun

ched in March to strengthen

financial resilience.

We are well position

ed for value
creation and strong cash

flow in 2021 and the coming

years,” says Anders

Opedal,

President and CEO of Equinor

ASA.

“I am impressed

by how the organisation

has responded, delivering

strong operational

performance and production

growth in a long-
lasting challenging situation

during the pandemic. We

are increasing production

volumes from Johan Sverdrup

even further,

and we
used our flexibility to

have high gas production

as

gas prices increased in

the quarter. In addition

,

we have

started production from
Snorre Expansion ahead

of time and

well below cost estimates

,” says Opedal.

“Equinor is committed

to ensuring long-term competitiveness

and creating value as

a leader in the energy

transition, setting an

ambition to be a net-zero

energy company by 2050.

During 2020 we delivered

significant progress

in our renewables portfolio

,

taking the investment

decision for Dogger Bank

A and B, winning the

largest ever offshore

wind award in the US,

starting construction

at Hywind Tampen

and capturing value from transactions.

We are also taking action

s

to optimise within oil and gas,

building a more
robust portfolio for the

future, but resulting in

a write down in Tanzania

and an impairment

related to an operated

US onshore asset in
the quarter,” says Opedal

.

Adjusted earnings [5]

were USD 0.76

billion in the fourth quarter,

down from USD 3.55

billion in the same period

in 2019.

Adjusted
earnings after tax [5]

were negative USD 0.55 billion,

down from USD 1.19

billion in the same period

last year.

Low prices for liquids
impacted the earnings

for the quarter.

Equinor launched an

action plan of USD 3 billion

in March 2020 to strengthen

financial resilience, including

a reduction in operating
costs of USD 0.70 billion.

Delivery on the plan resulted

in savings of more than

USD 3.7

billion, including a reduction

in fixed operating
costs of around USD 1 b

illion. Unit production

costs are reduced by

5%

since 2019, realising the

2021 ambition already in

2020.

In the E&P Norway segment

,

Equinor realised weaker

liquids prices and the

production was reduced

mainly as a result of turnarounds
moved to fourth quarter

due to the ongoing pandemic.

Results in the E&P International

segment were impacted

by low prices and the

impairment of the Tanzania

LNG project of

USD 0.98 billion.

The E&P USA

segment was also

impacted by weak prices,

partially offset by significant

reductions in operating
costs.

The Marketing, midstream

and processing segment

captured value from

strong trading results from

gas to Europe, partially offset

by
low refinery margins

and shutdown of production

at Hammerfest

LNG plant.

New energy solutions

delivered high availability

on offshore wind assets.

A capital gain of around

USD 1 billion is expected to

be
booked from the

divestment of a 50% non

-operated interest of the

offshore wind projects

Empire Wind and Beacon

Wind in the US.

A

Equinor fourth quarter 2020

capital gain from the

farm down of 10% equity interest

in Dogger Bank A and

B in the UK is expected

to be booked in the first

quarter
of 2021.

IFRS net operating

income was negative

USD 0.99 billion in the fourth

quarter, down from

positive USD 1.52 billion

in the same period
in 2019.

IFRS net income was negative

USD 2.42 billion in the fourth

quarter, compared

to negative USD 0.23

billion in the fourth
quarter of 2019.

Net operating income was

negatively impacted by

net impairments of

USD 1.30 billion,

mainly relating to a refinery

as
a result of reduced

margin assumptions and

some increase in cost

estimates,

and to an operated

unconventional onshore

asset in
North America due

to reclassification as

held for sale.

Equinor

delivered total equity

production of 2,043

mboe per day in the fourth

quarter, down from

2,198 mboe per day in the

same
period in 2019, with

a minor increase in gas

share due to high flexible

production in gas field

s.

Adjusting for portfolio transactions

the
production growth for

2020 was 2.4%.

In 2020, Equinor

completed 34 exploration

wells with 16

commercial discoveries

and 1 well under evaluation.

At year end, 12 wells
were ongoing. Adjusted

exploration expenses in

the fourth quarter were USD 1.25

billion,

compared to USD 0.44 billion

in the same
quarter in 2019.

The proved reserves

replacement ratio (RRR) was

negative 5%

in 2020,

following capital discipline

and the prioritisation of financial
flexibility during market

uncertainty,

with a three-year average of

95%. With 5.26 billion

barrels in proved reserves,

Equinor’s reserves
to production ratio (R/P)

was 7.4 years.

Cash flows provided

by operating activities

before taxes paid and changes

in working capital amounted

to USD 14.0

billion in 2020,
compared to USD 21.8

billion in 2019.

Organic capital expenditure

[5] was USD 7.8 billion

for 2020.

At year end, net debt to

capital
employed

(1)

was 31.7%, stable from 31.6

%

at the end of the third

quarter of 2020.

Following the implementation

of IFRS 16, net debt
to capital employed
(1)

was 37.3%.

The board of directors

proposes to the annual general

meeting a cash dividend

of USD 0.12 per share

for the fourth quarter 2020.

Average CO2-emissions

from Equinor’s operated

upstream production,

on a 100% basis, was 8.0

kg per barrel in 2020.

The twelve-month average

Serious Incident Frequency

(SIF) for 2020 was 0.

5,

down from 0.6

in 2019. The twelve-month

average
Recordable Injury Frequency

(TRIF) was 2.3 for

2020, compared to

2.5 in 2019.

Quarters Change Full year
Q4 2020 Q3 2020 Q4 2019 Q4 on Q4 (in USD million, unless stated otherwise) 2020 2019 Change
(989) (2,019) 1,516 N/A Net operating income/(loss) (3,423) 9,299 N/A
756 780 3,550 (79%) Adjusted earnings [5] 3,938 13,484 (71%)
(2,416) (2,124) (230) >(100%) Net income/(loss) (5,496) 1,851 N/A
(554) 271 1,186 N/A Adjusted earnings after tax [5] 924 4,925 (81%)
2,043 1,994 2,198 (7%)
Total equity

liquids and gas production (mboe

per day) [4]
2,070 2,074 (0%)
40.6 38.3 56.5 (28%)
Group average liquids price (USD/bbl)

[1]
36.5 56.0 (35%)

This is a non-GAAP figure. Comparison

numbers and reconciliation to IFRS

are presented in the table Calculation

of capital employed and
net debt to capital employed ratio as

shown under the Supplementary

section in the report.

Equinor fourth quarter 2020

GROUP REVIEW
Fourth quarter 2020
Total equity

liquids and gas production

[4] was 2,043 mboe

per day in the fourth quarter

of 2020,

down 7%

compared to 2,198
mboe per day in the

fourth quarter of 2019 mainly

due to expected natural

decline, turnarounds for

several fields especially

on the
Norwegian continental

shelf (NCS)

and the shutdown at

the Hammerfest LNG plant

.

Production halt in Brazil

and the divestment of
the Eagle Ford asset

in the E&P USA segment

in the fourth quarter

of 2019 contributed to

the decrease.

New fields on the NCS,
higher flexible gas off

-take and new wells in

the US onshore partially

offset the decrease.

Total entitlement

liquids and gas production
[3] was 1,912 mboe

per day in the fourth quarter

of 2020,

down 7%

compared to

2,056 mboe per day

in the fourth quarter of 2019

.

The production was negatively

influenced by the factors

mentioned above,

partially
offset by lower effects

from production sharing

agreements (PSA) [4],

and lower US royalty

volumes. The net effect

of PSA and US
royalties was 131 mboe

per day in total in the fourth

quarter of

2020 compared to 142

mboe per day in the fourth

quarter of 2019.

Quarters Change Condensed income statement under IFRS Full year
Q4 2020 Q3 2020 Q4 2019 Q4 on Q4 (unaudited, in USD million) 2020 2019 Change
11,746 11,339 15,169 (23%)
Total revenues

and other income
45,818 64,357 (29%)
(5,533) (5,307) (6,603) (16%) Purchases [net of inventory variation] (20,986) (29,532) (29%)
(2,156) (2,368) (2,405) (10%) Operating and administrative expenses (9,537) (10,469) (9%)
(3,478) (4,798) (4,165) (17%)
Depreciation, amortisation and net

impairment losses
(15,235) (13,204) 15%
(1,569) (886) (480) >100% Exploration expenses (3,483) (1,854) 88%
(989) (2,019) 1,516 N/A Net operating income/(loss) (3,423) 9,299 N/A
(2,416) (2,124) (230) >(100%) Net income/(loss) (5,496) 1,851 N/A
Net operating income
was negative USD 989

million in the fourth quarter

of 2020,

compared to positive

USD 1,516 million in the
fourth quarter of 2019.

The decrease was mainly

due to lower liquids

and gas prices and

write down of previously

capitalised well
costs of

USD 982 million

related to the Tanzania

LNG project. Lower

production for liquids

and gas in addition

to weak refinery margins
contributed to the decrease

.

Lower depreciation expenses

and operating expenses

partially offset the

decrease.

In the fourth quarter

of 2020, net operating income

was negatively impacted

by impairments
2

of USD 1,299 million

and inventory
hedging effects

of USD 315 million.

In the fourth quarter

of 2019, net operating income

was negatively impacted

mainly by net impairments

of USD 1,425 million which
includes USD 23 million

related to associated companies,

changes in fair value of

derivatives and inventory

hedge contracts of

USD 282 million

and higher volumes

in inventory with unrealised

profit written down to

production cost of USD 591

million. Net
operating income was

positively affected

by a net gain from

the sale of assets of USD 185

million.

For more information, see note 2

Segments to the Condensed

interim financial statements.

Equinor fourth quarter 2020

Quarters Change Adjusted earnings Full year
Q4 2020 Q3 2020 Q4 2019 Q4 on Q4 (in USD million) 2020 2019 Change
11,985 10,909 15,336 (22%)
Adjusted total revenues and other

income
45,908 63,335 (28%)
(5,298) (5,203) (6,048) (12%) Adjusted purchases [6] (21,154) (29,024) (27%)
(2,184) (2,179) (2,496) (13%)
Adjusted operating and administrative

expenses
(9,159) (9,850) (7%)
(2,495) (2,445) (2,806) (11%)
Adjusted depreciation, amortisation

and net impairment
losses (9,520) (9,775) (3%)
(1,252) (302) (437) >100% Adjusted exploration expenses (2,138) (1,203) 78%
756 780 3,550 (79%) Adjusted earnings [5] 3,938 13,484 (71%)
(554) 271 1,186 N/A Adjusted earnings after tax [5] 924 4,925 (81%)
For items impacting net

operating income/(loss),

see Use and reconciliation

of non-GAAP financial

measures in the Supplementary
disclosures.

Adjusted total revenues

and other income
were USD 11,985

million in the fourth

quarter of 2020 compared

to USD 15,336 million
in the fourth quarter

of 2019.

The decrease was mainly

due to lower average prices

for liquids and gas and lower

production,
especially for liquids.

Adjusted purchases

[6] were USD 5,298 million

in the fourth quarter

of 2020,

compared to USD 6,048

million in the fourth quarter

of
2019. The decrease

was mainly due to lower

average prices for liquids

and gas,

partially offset by higher

third-party volumes for
liquids.

Adjusted operating and administrative

expenses
were USD 2,184 million

in the

fourth quarter of 2020

,

compared to USD 2,496
million in the fourth

quarter of 2019. The decrease

was mainly due to lower

transportation costs, especially

in the MMP segment,
primarily due to lower

freight rates on shipping

of liquids in addition to

decreased production

in the E&P International

segment. Lower
operation and maintenance

costs due to reduced

activity in the E&P International

and E&P USA segments,

the divestment of the
Eagle Ford asset

in the E&P USA segment,

and a settlement with

COSL in the fourth

quarter of 2019 contributed

to the decrease.
Increased Gassled

removal cost in the E&P Norway

segment partially

offset the decrease.

Adjusted depreciation, amortisation

and net impairment

losses
were USD 2,495 million

in the fourth quarter of 2020,

compared
to USD 2,806 million

in the fourth quarter

of 2019. The decrease

was mainly due to lower

production in all segments

and higher
proved reserves estimates

especially in the E&P International

and E&P USA segments. Lower

depreciation basis

resulting from net
impairments in previous

periods contributed

to the decrease. Higher

investments partially offset

the decrease.

Adjusted exploration expenses
were USD 1,252

million in the fourth quarter

of 2020,

compared to USD 437 million

in the fourth
quarter of 2019.

The increase was mainly due

to write down of previously

capitalised well costs

of USD 982 million related

to the
Tanzania

LNG project and a lower

portion of exploration

expenditures being

capitalised. Lower drilling,

seismic and field development
costs partially offset

the increase. For more information,

see the table titled Adjusted

exploration expenses

in the Supplementary
disclosures.

After total adjustments
3

of USD 1,746 million

to net operating income,
Adjusted earnings

[5] were USD 756 million

in the fourth
quarter of 2020,

a 79%

decrease from USD 3,550

million in the fourth

quarter of 2019.

Adjusted earnings after

tax

[5] were negative USD 554

million in the fourth quarter

of 2020,

which reflects an effective

tax rate on
adjusted earnings of

173.2%, compared

to 66.6%

in the fourth quarter

of 2019. The increase

in the effective tax rate

was mainly due
to decreased adjusted

earnings in the fourth

quarter of 2020 in entities

with lower than average

tax rates, and in entities

without
recognised taxes, partially

offset by the temporary

changes to Norway’s

petroleum tax system as

described in note 8

Impact of
pandemic and oil

price decline to the

Condensed interim financial

statements.

Cash flows provided by operating

activities
increased by USD 570 million

compared to the fourth

quarter of 2019. The increase
was mainly due to decreased

tax payments, partially

offset by

lower liquids and gas

prices and a change in working

capital.

For items impacting net operating income,

see Use and reconciliation

of non-GAAP financial measures

in the Supplementary disclosures.

Equinor fourth quarter 2020

Cash flows used in investing

activities
increased by USD 577 million

compared to the fourth quarter

of 2019. The increase

was
mainly due to reduced

proceeds from sale of

assets, increased derivative

payments and increased

financial investments,

partially
offset by lower capital

expenditures.

Cash flows provided by financing

activities
increased by USD 379 million

compared to the fourth quarter

of 2019. The increase
was mainly due to decreased

dividend paid, increased

collateral received and

increased short-term

debt,

partially offset by no

new
finance debt in the quarter.

Total cash

flows
increased by USD 370 million

compared to the fourth

quarter of 2019.

Free cash flow

[5] in the fourth quarter of 2020

was USD 1,363 million compared

to negative USD 513 million

in the fourth quarter of
2019. The increase

was mainly due to decreased

tax payments and decreased

dividend paid,

partially offset by lower

liquids and gas
prices and reduced

proceeds from sale of assets.

Full year 2020

Net operating income
was negative USD 3,423

million in 2020 compared

to positive USD 9,299

million in 2019. The decrease

was
mainly due to lower

liquids and gas prices, net

impairments
4

primarily related to

reduced price assumptions
5
in addition to negative
reserve updates

and write down of previously

capitalised well costs of

USD 982 million related

to the Tanzania

LNG project.

In 2020, net operating

income was negatively impacted

mainly by net impairments
4

of USD 7,053

million

and provisions of

USD 296 million.

In 2019, net operating

income was negatively affected

mainly by net impairments

of USD 4,103 million which

includes USD 23 million
related to associated

companies, provisions

of USD 485 million

and a change in accounting

policy of USD 123 million

and net overlift
effect of USD 134

million. Net operating income

was positively impacted by a

net gain on the sale of assets

of USD 1,184 million and
operational storage

effects of USD 121 million

in 2019.

Adjusted total revenues

and other income
were USD 45,908

million in 2020 compared

to USD 63,335 million

in 2019.

The
decrease was mainly

due to lower average

prices for liquids and

gas.

Adjusted purchases
[6] were USD 21,154

million in 2020 compared

to USD 29,024 million in 2019.

The decrease was mainly

due to
lower average prices

for liquids and gas,

partially offset by higher

volumes for liquids.

Adjusted operating and administrative

expenses
were
USD 9,159

million in 2020, a decrease

of USD 691

million compared to
2019. The decrease

was mainly due to the NOK/USD exchange

rate development and

the divestment of the

Eagle Ford asset in the
E&P USA segment in

the fourth quarter of 2019.

Lower royalties and

production fees driven by lower

volumes and prices in addition

to
lower activity level contributed

to the decrease. Higher

transportation cost for

liquids mainly due to higher

freight rates on shipping in
the MMP segment partially

offset the decrease.

Adjusted depreciation, amortisation

and net impairment

losses
were
USD 9,520 million in 2020

,

down USD 255 million c

ompared
to 2019. The decrease

was mainly due to higher

proved reserves estimates

for several fields and

lower depreciation basis

resulting
from net impairments

in previous periods. Lower

field specific production

especially in the E&P International

segment contributed to
the decrease. Higher

investments mainly

in the US in addition to

ramp-up of new fields

especially on the NCS partially

offset the
decrease.

Adjusted exploration expenses
increased by USD 936

million to USD 2,138 million

in 2020,

primarily due to write

down of
previously capitalised

well costs of USD 982 million

related to the Tanzania

LNG project and a lower

portion of exploration

expenses
being capitalised

this year.

Lower seismic,

drilling,

field development and

other costs partially offset

the increase. For more
information, see table

titled Adjusted exploration

expenses in the Supplementary

disclosures.

After total adjustments
6

of USD 7,361 million

to net operating income,
Adjusted earnings

[5] were USD 3,938

million in 2020,

down
71%

from USD

13,484 million in

2019.

Adjusted earnings aft

er tax

[5] were USD 924

million in full year of 2020,

compared to USD 4,925

million in the full year

of 2019.
The effective

tax rate on adjusted earnings

was 76.5% in full year of

2020, compared to an effective

tax rate of 63.5%

in full year of
2019. The increase

in the effective tax rate

was mainly due to decreased

adjusted earnings in 2020

in entities with lower than

average
tax rates, and in entities

without recognised taxes,

partially offset by the

temporary changes to

Norway’s petroleum tax system

as

For more information, see note 2

Segments to the Condensed

interim financial statements.

For more information, see note 6

Property, plant

and equipment and intangible assets

to the Condensed interim financial

statements.

For items impacting net operating

income, see Use and reconciliation

of non-GAAP financial measures

in the Supplementary disclosures

.

Equinor fourth quarter 2020

described in note

8 Impact of pandemic

and oil price decline to the

Condensed interim financial

statements, in addition

to changes in
provision for best estimates

for uncertain

tax positions.

Equinor fourth quarter 2020

Based on adjusted earnings

after tax and average capital

employed, calculated
return on average capital

employed (ROACE)

[5]
was 1.8% for the

12-month period ended

31 December 2020

and 9.0%

for the 12-month period

ended 31 December 2019.

Organic capital expenditures

[5] amounted to USD 7.8

billion for the year ended

2020, compared to

guidance for 2020 of

USD 8.5 billion. Total

capital expenditures were

USD 9.8 billion in 2020.

Estimated Proved reserves
at the end of 2020 were

5.260 billion barrels

of oil equivalent (boe),

a net decrease of 744 million

boe
compared to 6.004

billion boe at the end of 2019.

The decrease was mainly

due to negative revisions

of net 171 million boe

,

strongly influenced

by the reduction in commodity

prices in
2020.

Negative revisions totaled

388 million boe,

of which 194 million

boe was due to the reduction

in prices. Positive reserves
revisions and improved

oil recovery (IOR) efforts

of 217 million boe,

extensions and discoveries

of 131 million boe and purchases

of 6
million boe added to

proved reserves in

2020.

The negative effect

of the entitlement production

was 710 million boe in 2020,

compared to 698 million

boe in 2019.

The reserve replacement

ratio (RRR)
was negative 5

%

in 2020 compared to

positive 76% in 2019

.

The RRR measures the
estimated proved reserves

added to the reserve base

,

including the effects

of sales and purchases,

relative to the amount

of oil and
gas produced. The

reduction in RRR from last

year was primarily due

to

negative revisions caused

by lower prices and less

proved
reserves added from new

projects sanctioned. The

average three-year replacement

ratio (including the effects

of sales and
purchases), was

95%

at the end of 2020 compared

to 147%

at the end of 2019.

All numbers are preliminary

and including equity accounted

entities.

Cash flows provided by operating

activities

decreased by USD 3,362 million

compared to 2019. The

decrease was mainly

due to
lower liquids and

gas prices and a change in

working capital, partially

offset by decreased

tax payments and increased

cash flow from
derivatives.

Cash flows used in investing

activities

increased by USD 1,498 million

compared to 2019.

The increase was mainly due

to
increased financial

investments, reduced

proceeds from sale

of assets and increased

derivative payments

,

partially offset by lower
cash flow used for business

combinations and capital expenditures.

Cash flows provided by financing

activities

increased by USD 8,487 million

compared to 2019.

The increase was mainly due

to
bond issues, increased

short-term debt, decreased

dividend paid and increased

collateral payments related

to derivatives, partially
offset by increased

repayment of

finance debt and increased

payments related to

the share buy-back programme.

Total cash

flows

increased by USD 3,627

million compared to 2019.

Free cash flow
[5] for 2020 was USD 85 million

including USD 332 million

received from the Lundin

divestment included in the

line
item (Increase)/decrease

in the Consolidated statement

of cash flow, compared

to negative USD 175 million

in
2019. The increase

was mainly due to decreased

tax payments, lower cash

flow used for business combinations,

lower capital
expenditures, decreased

dividend paid and increased

cash flow from derivatives,

partially offset

by lower liquids and gas
prices, reduced proceeds

from sale of assets and

increased payments related

to the share buy-back

programme.

Equinor fourth quarter 2020

OUTLOOK

●

Organic capital expenditures

[5] are estimated

at an annual average

of USD 9-10 billion for

2021-2022
7

●

Equinor intends to continue

to mature its attractive portfolio

of exploration assets and

estimates a total
exploration activity

level
of around USD 0.9 billion

for 2021,

excluding signature bonuses,

accruals and field development

costs

●

Equinor’s ambition is

to keep the
unit of production cost

in the top quartile of

its peer group

●

For the period 2020

–2026,
production growth

[7] is expected

to come from new projects

resulting in around

3% CAGR
(Compound Annual

Growth Rate) based on

current forecast

●

Scheduled maintenance

activity

is estimated to reduce

equity production by around

50 mboe per day for the

full year of 2021

●

Production
[7] for 2021 is estimated

to be around 2% above

2020 level

These forward-looking

statements reflect current

views about future events

and are, by their nature,

subject to significant risks
and uncertainties

because they relate to

events and depend on circumstances

that will occur in the future.

We continue to

monitor the
impact of Covid-19

on our operations. Deferral

of production to create

future value, production

cuts, gas off-take,

timing of new
capacity coming on

stream, operational regularity,

the ongoing impact of

Covid-19 and activity level

in the US onshore represent

the
most significant risks

related to the foregoing production

guidance. There has been

considerable uncertainty

created by the Covid-19
pandemic and we are

still unable to predict the

ultimate impact of this

event,

including impact on general

economic conditions
worldwide. Our future

financial performance,

including cash flow and

liquidity, will

be impacted by the

extent and duration

of the
current market conditions,

the development in realised

prices, including price

differentials and the

effectiveness of actions

taken in
response to the pandemic.

For further information,

see section Forward-looking

statements.
7

USD/NOK exchange rate assumption

of 9.0

Equinor fourth quarter 2020

EXPLORATION & PRODUCTION NORWAY

Fourth quarter 2020 review

Average daily production

of liquids and gas

decreased by 2% to

1,314 mboe per day in the

fourth quarter of 2020,

compared to

1,346 mboe per day

in the fourth quarter of 2019.

The decrease was mainly

due to turnarounds, natural

decline on Equinor operated
assets and shutdown

at the Hammerfest

LNG plant,

partially offset by

ramp-up of new fields

and increased flexible gas

outtake.
Net operating income

was USD 1,803 million

in the fourth quarter of 2020 compared

to USD 1,476 million in

the fourth quarter of
2019.

The increase was mainly

due to lower impairments,

partially offset by lower

liquids price.

In the fourth quarter

of 2020, net operating income

was negatively impacted

by impairment of goodwill

of USD 41 million. In the

fourth
quarter of 2019, net

operating income was negatively

impacted by impairment

of assets of USD 1,284

million.

Adjusted operating

and administrative expenses

decreased mainly due

to a settlement with COSL in

the fourth quarter of

2019 in
addition to reduced

transportation cost in

the fourth quarter of 2020

.

Adjusted depreciation, amortisation

and net impairment losses
decreased mainly due

to lower field specific

production and lower depreciation

basis resulting from net

impairments in previous
periods. Ramp-up of

new fields and higher

investments partially offset

the decrease. Adjusted

exploration expenses

decreased mainly
due to lower drilling and

seismic costs. Lower portion

of exploration expenditure

being capitalised partially

offset the decrease.

After total adjustments

of USD 38 million to net

operating income,
Adjusted   earnings
[5] were USD 1,841

million in the fourth quarter
of 2020, compared

to USD 2,738 million in the

fourth quarter of 2019.

Quarters Change Adjusted earnings Full year
Q4 2020 Q3 2020 Q4 2019 Q4 on Q4 (in USD million) 2020 2019 Change
3,891 2,763 4,944 (21%)
Adjusted total revenues and other

income
11,962 17,951 (33%)
(770) (699) (852) (10%)
Adjusted operating and administrative

expenses
(2,867) (3,274) (12%)
(1,187) (1,126) (1,210) (2%)
Adjusted depreciation, amortisation

and net impairment
losses (4,286) (4,155) 3%
(94) (165) (142) (34%) Adjusted exploration expenses (418) (478) (12%)
1,841 773 2,738 (33%) Adjusted earnings/(loss) [5] 4,391 10,043 (56%)
For comparable IFRS figures,

see note 2 Segments

to the Condensed interim financial

statements. For items

impacting net operating
income/(loss), see Use

and reconciliation of non

-GAAP financial measures

in the Supplementary

disclosures.
Full year 2020

Net operating income

for E&P Norway was USD

3,097 million

in 2020 compared to USD 9

,631 million in 2019.

The decrease was
mainly due to lower

liquids and gas transfer

prices in the full year of

2020.

Higher liquids volumes partially

offset the decrease.

In 2020, net operating

income was negatively impact

ed by impairments of

USD 1,265 million and underlifted

volumes of USD 26
million.

In 2019, net operating income

was negatively impacted

by impairment of assets

of USD 1,284 million,

a negative impact of
USD 81 million from underlifted

volumes in the period and

an implementation effect

of USD 42 million from a

change in accounting
policy for lifting imbalances,

partially offset by gain

on sale of assets of USD 977

million.

Adjusted operating

and administrative expenses

decreased mainly due

to the NOK/USD exchange

rate development,

a settlement

Equinor fourth quarter 2020

with COSL in the

fourth quarter of 2019

in addition to reduced transportation

cost including the reduction

in Gassled removal costs.
Adjusted depreciation,

amortisation and net impairment

losses increased mainly

due to ramp-up of new fields

and higher investments.
The NOK/USD exchange

rate development, lower

field specific production

and lower depreciation

basis resulting from net
impairments in previous

periods partially offset

the increase. Adjusted

exploration expenses

decreased mainly due

to lower drilling,
seismic and other costs.

Lower portion of exploration

expenditure being capit

alised and a higher portion

of exploration expenditure
capitalised in earlier

years being expensed this

period partially offset

the decrease.

After total adjustments

of USD 1,294 million to net

operating income,
Adjusted earnings
[5] were USD 4,391

million in 2020, a
decrease of 56% from

USD 10,043

million in 2019.

Equinor fourth quarter 2020

EXPLORATION & PRODUCTION INTERNATIONAL

In the second quarter

of 2020, Equinor changed

its internal reporting to management,

impacting the composition

of Equinor's
operating and reporting

segments. Equinor’s

upstream activities

in the USA are now reported

separately to management,

and such
information is also considered

to be useful to the users

of the financial statements,

resulting in the exploration

and production activities
in the USA being considered

a separate operating-

and reporting segment as

of the second quarter

of 2020. Previously these
activities were included

in the DPI operating segment

and presented as part

of the E&P International

reporting segment. Prior
segment results have

been restated to reflect this

change.

Fourth quarter 2020 review

Average daily equity production

of liquids and gas

was 340 mboe per day

in the fourth quarter of

2020 compared to 415

mboe per
day in the fourth quarter

of 2019. The decrease was

primarily due to natural decline

in mature fields

and repairs on Peregrino

(Brazil)
resulting in a production

halt.

Average daily entitlement

production of liquids

and gas
was 267 mboe per day

in the fourth quarter of

2020 compared to 336
mboe per day in the

fourth quarter of 2019. The

decrease was due to lower

equity production partially

offset by lower effects

from
production sharing agreements

(PSA). The net effects

from PSA were 73 mboe

per day in the fourth quarter

of 2020 compared to 78
mboe per day in the

fourth quarter of 2019.

Net operating income
was negative USD 1,376

million in the fourth

quarter of 2020 compared

to positive USD 53 million

in the fourth
quarter of 2019. The

decrease was mainly

due to write down of previously

capitalised well costs

of USD 982 million related

to the
Tanzania

LNG project and lower

liquids and gas prices. Lower

entitlement productio

n

in the fourth quarter of

2020 contributed to the
decrease. Lower

depreciation in addition

to lower operating and administrative

expenses partially offset

the decrease.

In the fourth quarter

of 2020,

net operating income

was negatively impacted

by impairments of USD 229

million. In the fourth

quarter
of 2019,

net operating income was

negatively impacted by impairments

of USD 98 million.

Adjusted operating

and administrative expenses

decreased mainly due

to lower operation, maintenance

and transportation expenses
in addition to lower

royalties primarily driven

by reduced activities and

lower production. Adjusted

depreciation, amortisation

and net
impairment losses decreased

mainly due to higher proved

reserves estimates, lower

production from mature

fields in addition to lower
depreciation basis resulting

from net impairments

in previous periods. Increased

production from certain

fields partially offset

the
decrease. Adjusted

exploration expenses increased

mainly due to write down

of previously capitalised

well costs of USD 982 million
related to the Tanzania

LNG project and a lower

portion of exploration

expenditure being capitalised

this quarter. Lower

drilling and
seismic costs partially

offset the increase.

After total adjustments

of USD 161 million to

net operating income,
Adjusted earnings

[5] were negative

USD 1,215 million in the
fourth quarter of 2020,

down from positive USD 192

million in the fourth

quarter of 2019.

Quarters Change Adjusted earnings Full year
Q4 2020 Q3 2020 Q4 2019* Q4 on Q4 (in USD million) 2020 2019* Change
706 820 1,554 (55%)
Adjusted total revenues and other

income
3,295 6,130 (46%)
(16) 12 (26) (39%) Adjusted purchases (72) (34)
>100%

(317) (306) (396) (20%)
Adjusted operating and administrative

expenses
(1,313) (1,623) (19%)
(516) (511) (682) (24%)
Adjusted depreciation, amortisation

and net impairment
losses (2,045) (2,233) (8%)
(1,072) (119) (258) >100% Adjusted exploration expenses (1,560) (625) >100%
(1,215) (104) 192 N/A Adjusted earnings/(loss) [5] (1,695) 1,616 N/A

Equinor fourth quarter 2020

* Restated to reflect

change to segment
For comparable IFRS figures,

see note 2 Segments

to the Condensed interim financial

statements. For items

impacting net operating
income/(loss), see Use

and reconciliation of non

-GAAP financial measures

in the Supplementary

disclosures.

Equinor fourth quarter 2020

Full year 2020

Net operating income
for E&P International

was negative USD 3,565

million in 2020,

compared to positive

USD 1,471 million in
2019. The negative

development was mainly

due to lower liquids and

gas prices,

higher impairments in 2020

,

write down of previously
capitalised well costs

of USD 982 million

related to the Tanzania

LNG project and

lower entitlement production

in 2020.

In 2020, net operating

income was negatively impacted

by net impairments of

USD 1,933 million. In 2019,

net operating income

was
negatively impacted

by net impairments of USD 38

million and an implementation

effect of USD 63 million

from a change in
accounting policy for

lifting imbalances.

Adjusted operating

and administrative expenses

decreased mainly due

to lower royalties and

production fees primarily

driven by lower
volumes and prices.

Lower operation and maintenance

expenses contributed

to the decrease. Adjusted

depreciation, amortisation
and net impairment

losses decreased due to

higher proved reserves

estimates and lower production

from mature fields.

New fields

on
stream partially offset

the decrease.

Adjusted exploration expenses

increased mainly due

to write down of previously

capitalised well
costs of USD 982 million

related to the Tanzania

LNG project and a lower

portion of exploration

expenditure being capitalised

this
period.

Lower seismic, drilling and

field development costs

partially offset the

increase.

After total adjustments

of USD 1,870 million to net

operating income,
Adjusted   earnings

[5] were negative

USD 1,695 million in 2020,
down from positive

USD 1,616 million in 2019.

Equinor fourth quarter 2020

EXPLORATION & PRODUCTION USA

In the second quarter

of 2020, Equinor changed

its internal reporting to management,

impacting the composition

of Equinor's
operating and reporting

segments. Equinor’s

upstream activities

in the USA are now reported

separately to management,

and such
information is also considered

to be useful to the users

of the financial statements,

resulting in the exploration

and production activities
in the USA being considered

a separate operating-

and reporting segment as

of the second quarter

of 2020. Previously these
activities were included

in the DPI operating segment

and presented as part

of the E&P International

reporting segment.

Fourth quarter 2020 review

Average daily equity production

of liquids and gas

was 390 mboe per day

in the fourth quarter of

2020 compared to 437

mboe per
day in the fourth quarter

of 2019. The decrease was

mainly due to the divestment

of the Eagle Ford asset

in 2019, planned
maintenance and

weather shutdowns in the

US offshore.

Average daily entitlement

production of liquids

and gas
decreased slightly to

332 mboe per day in the

fourth quarter of 2020
compared to 374

mboe per day in the fourth

quarter of 2019. The decrease

was due to lower equity

production,

slightly offset by lower
effects from US onshore

royalty volumes after

the divestment of the

Eagle Ford asset. The net

effects from US royalties

were 58
mboe per day in the

fourth quarter of 2020 compared

to 64 mboe per day

in the fourth quarter of 2019.

Net operating income
was negative USD 559

million in the

fourth quarter of 2020

compared to positive

USD 7 million in the fourth
quarter of 2019. The

decrease was mainly

due to impairments of

assets in the fourth

quarter of 2020 in addition

to lower production
and lower commodity

prices.

Lower operating costs

due to the divestment

of the Eagle Ford asset

in the fourth quarter of

2019 in
addition to lower

depreciation cost partially

offset the decrease.

In the fourth quarter

of 2020,

net operating income

was negatively impacted

by net impairments of USD 369

million, with the largest
effect from unconventional

US onshore assets. In the

fourth quarter of 2019

,

net operating income

was negatively impacted by loss

on
the divestment of

unconventional US onshore

asset of USD 27 million.

Adjusted operating

and administrative expenses

decreased mainly due

to the divestment of the

Eagle Ford asset in the

fourth quarter
of 2019. Lower transportation

cost due to reduced production

volumes in addition

to lower production fees

driven by lower prices
contributed to the decrease.

Adjusted depreciation, amortisation

and net impairment

losses decreased mainly

due to lower
depreciation basis resulting

from net impairments

in previous periods in addition

to higher proved reserves

estimates in US offshore.
Adjusted exploration

expenses increased

mainly due to a lower portion

of exploration expenditure

being capitalised. Lower

field costs
partially offset the

increase.

After total adjustments

of USD 387 million to

net operating income,
Adjusted earnings

[5] were negative

USD 172 million in the
fourth quarter of 2020,

down from USD 54 million

in the fourth quarter

of 2019.

Quarters Change Adjusted earnings Full year
Q4 2020 Q3 2020 Q4 2019* Q4 on Q4 (in USD million) 2020 2019* Change
644 611 1,060 (39%)
Adjusted total revenues and other

income
2,615 4,229 (38%)
(287) (315) (395) (27%)
Adjusted operating and administrative

expenses
(1,263) (1,538) (18%)
(442) (469) (575) (23%)
Adjusted depreciation, amortisation

and net impairment
losses (1,886) (2,209) (15%)
(87) (20) (37) >100% Adjusted exploration expenses (161) (101) 60%
(172) (193) 54 N/A Adjusted earnings/(loss) [5] (696) 381 N/A

Equinor fourth quarter 2020

* Restated to reflect

this segment
For comparable IFRS figures,

see note 2 Segments

to the Condensed interim

financial statements. For

items impacting net operating
income/(loss), see Use

and reconciliation of non

-GAAP financial measures

in the Supplementary.

Equinor fourth quarter 2020

Full year 2020

Net operating income
for E&P USA was negative

USD 3,512 million in 2020

compared to negative USD 2,27

1

million in 2019. The
negative development

was mainly due to higher

net impairments in 2020

in addition to lower liquids

and gas prices. This was

partially
offset by lower operating

and administrative expenses

in addition to lower

depreciation expenses.

In 2020, net operating

income was negatively impacted

by net impairment losses

of USD 2,760 million, mainly

due to reduced price
assumptions with the

largest effect being on

an unconventional US onshore

asset. In 2019, net operating

income was negatively
impacted by net impairments

of USD 2,532 million,

with the largest effect

on unconventional US onshore

assets.

Adjusted operating

and administrative expenses

decreased mainly due

to the divestment of the

Eagle Ford asset in the

fourth quarter
of 2019. Reduced severance

taxes due to lower prices

contributed to the decrease.

Adjusted depreciation,

amortisation and net
impairment losses decreased

mainly due to lower depreciation

basis resulting from net

impairments in previous

periods in addition to
higher proved reserves

estimates in US offshore.

Increased investments

and acquired interest in

the Caesar Tonga

field during 2019
partially offset the

decrease. Adjusted exploration

expenses increased

mainly due to higher drilling costs.

Lower seismic, field
development and

other costs partially offset

the increase.

After total adjustments

of USD 2,816 million to net

operating income.
Adjusted   earnings

[5] were negative

USD 696 million in

2020,
down from positive

USD 381 million in 2019.

Equinor fourth quarter 2020

MARKETING, MIDSTREAM &

PROCESSING

Fourth quarter 2020 review

Natural gas sales

volumes
amounted to 15.0

billion standard cubic

meters (bcm) in the fourth

quarter of 2020, decrease

of 0.9 bcm
compared to the

fourth quarter of 2019. Of the

total gas sales in the fourth

quarter of 2020, entitlement

gas was 13.2 bcm,

down 0.4 bcm from

the fourth quarter of 2019.

The decrease was mainly

due to the absence of equity

LNG volumes as a

result of the
outage at the Hammerfest

LNG plant due to shutdown

.

Liquids sales volumes

amounted to 184.1

million barrels (mmbl) in the

fourth quarter of 2020

,

up 12.8 mmbl compared

to the fourth
quarter of 2019

mainly due to increased

purchase from third party.

Average invoiced European

natural gas sales price
was 5%

lower in the fourth quarter

of 2020 compared to the

fourth quarter of
2019 mainly due

to change in gas sales strategy

.
Average invoiced

North American piped gas

sales price

decreased by 11

%

in
the same period mainly

due to weakening prices

in the US gas sales areas.

Net operating income

was negative USD 480

million in the fourth quarter

of 2020 compared to positive

USD 360 million in the fourth
quarter of 2019.

The decrease was mainly

due to impairments of

USD 638 million mostly

related to refinery asset

in addition to
inventory hedging effects

of USD 315 million

in the fourth quarter of

2020, compared to inventory

hedging effects of USD 180

million
in the fourth quarter

of 2019. Negative results from

weak refinery margin and

the absence of LNG sales

due to the outage at the
Hammerfest LNG plant

contributed to the decrease

of net operating income

in the fourth quarter of 2020.

Unrealised gain on
derivatives of USD 50 million

positively impacted net

operating income in

the fourth quarter of 2020,

compared to a loss on derivatives
of USD 111

million in the fourth

quarter of 2019.

Adjusted purchases

[6] decreased mainly due to

lower prices for all

products, partially offset

by higher third-party volumes

for

liquids.
Adjusted operating

and administrative expenses

decreased mainly due

to lower freight rates on

shipping of liquids.

Adjusted
depreciation, amortisation

and net impairment losses

slightly increased.

After total adjustments

of USD 832 million to

net operating income,
Adjusted earnings

[5] were USD 352 million

in the fourth quarter
of 2020, compared

to USD 524 million in

the fourth quarter of 2019.

The decrease was mainly

due to negative results

from weak
refinery margins

and the absence of

LNG sales due to the

outage at the Hammerfest

LNG plant,

partially offset by

piped gas activity.

Quarters Change Adjusted earnings Full year
Q4 2020 Q3 2020 Q4 2019 Q4 on Q4 (in USD million) 2020 2019 Change
11,866 10,704 14,766 (20%)
Adjusted total revenues and other

income
45,158 60,989 (26%)
(10,342) (9,174) (12,909) (20%) Adjusted purchases [6] (37,944) (54,574) (30%)
(1,064) (1,167) (1,237) (14%)
Adjusted operating and administrative

expenses
(4,816) (4,479) 8%
(107) (102) (96) 11%
Adjusted depreciation, amortisation

and net impairment
losses (394) (394) 0%
352 262 524 (33%) Adjusted earnings [5] 2,004 1,541 30%
For comparable IFRS figures,

see note 2 Segments

to the Condensed interim financial

statements. For items

impacting net operating
income/(loss), see Use

and reconciliation of non

-GAAP financial measures

in the Supplementary

disclosures.
Full year 2020

Equinor fourth quarter 2020

Net operating income
for MMP was positive

USD 359 million in 2020

compared to positive USD 1,004

million in 2019. The decrease
was mainly due to impairments

of USD 1,060 million mostly

related to refinery asset

s

in 2020, compared to impairments

of USD 206
million related to

damage to the South Riding

Point oil terminal in the

Bahamas in 2019. Negative

results from weak refinery

margin
and the absence

of LNG sales due to

the outage at the Hammerfest

LNG plant contributed to

the decrease of net operating

income in
2020. Lower provisions

of USD 245 million in 2020

compared to USD 418 million

in 2019 partially offset

the decrease.

Adjusted total revenues

and other income and Adjusted

purchases [6] decreased

mainly due to lower prices

for all products, partially
offset by

higher volumes for

liquids.

Adjusted operating and administrative

expenses increased mainly

due to higher freight rates

on
shipping of liquids. Adjusted

depreciation, amortisation

and net impairment losses

were stable.

After total net adjustments

of USD 1,645

million,

Adjusted earnings

[5] were USD 2,004

million in 2020, an

increase from

USD 1,541 million in

2019,

mainly due to increased

results from piped gas and

liquids trading.

Equinor fourth quarter 2020

CONDENSED INTERIM FINANCIAL

STATEMENTS

Fourth quarter 2020
CONSOLIDATED

STATEMENT

OF INCOME

Quarters Full year
Q4 2020 Q3 2020 Q4 2019 (unaudited, in USD million)
Note
2020 2019*
11,876 11,250 14,900 Revenues

45,753 62,911
(137) 86 14
Net income/(loss) from equity accounted

investments

53 164
7 3 255 Other income

12 1,283
11,746 11,339 15,169
Total revenues

and other income
2 45,818 64,357
(5,533) (5,307) (6,603) Purchases [net of inventory variation] (20,986) (29,532)
(2,005) (2,187) (2,238) Operating expenses (8,831) (9,660)
(151) (181) (167)
Selling, general and administrative

expenses
(706) (809)
(3,478) (4,798) (4,165)
Depreciation, amortisation and net

impairment losses
6 (15,235) (13,204)
(1,569) (886) (480) Exploration expenses 6 (3,483) (1,854)
(12,735) (13,359) (13,653)
Total operating

expenses
2 (49,241) (55,058)
(989) (2,019) 1,516 Net operating income/(loss) 2 (3,423) 9,299
(326) (343) (421)
Interest expenses and other financial

expenses

(1,392) (1,450)
(84) 142 (74) Other financial items

556 1,443
(410) (201) (495) Net financial items 4 (836) (7)
(1,400) (2,220) 1,020 Income/(loss) before tax

(4,259) 9,292
(1,016) 95 (1,250) Income tax 5 (1,237) (7,441)
(2,416) (2,124) (230) Net income/(loss) (5,496) 1,851
(2,421) (2,127) (236) Attributable to equity holders of the company (5,510) 1,843

Equinor fourth quarter 2020

6 3 6 Attributable to non-controlling interests 14 8
(0.75) (0.65) (0.07) Basic earnings per share (in USD) (1.69) 0.55
(0.75) (0.65) (0.07) Diluted earnings per share (in USD) (1.69) 0.55
3,247 3,248 3,313
Weighted average number of ordinary

shares outstanding (in millions)
3,269 3,326
3,257 3,257 3,322
Weighted average number of ordinary

shares outstanding diluted (in millions)
3,277 3,334
* Audited

Equinor fourth quarter 2020

CONSOLIDATED

STATEMENT

OF COMPREHENSIVE INCOME

Quarters Full year
Q4 2020 Q3 2020 Q4 2019 (unaudited, in USD million) 2020 2019*
(2,416) (2,124) (230) Net income/(loss) (5,496) 1,851
(303) 34 63
Actuarial gains/(losses) on defined

benefit pension plans
(106) 427
75 (6) (12)
Income tax effect on income and

expenses recognised in OCI
1)
19 (98)
(228) 27 51
Items that will not be reclassified to

the Consolidated statement

of income
(87) 330
2,798 888 1,203 Currency translation adjustments 1,064 (51)
0 0 0
Share of OCI from equity accounted

investments
0 44
2,798 888 1,203
Items that may be subsequently reclassified

to the Consolidated statement

of
income 1,064 (7)
2,570 915 1,253 Other comprehensive income/(loss) 977 323
154 (1,209) 1,023
Total comprehensive

income/(loss)
(4,519) 2,174
149 (1,212) 1,017
Attributable to the equity holders of the

company
(4,533) 2,166
6 3 6 Attributable to non-controlling interests 14 8
* Audited
1) Other comprehensive income (OCI).

Equinor fourth quarter 2020

CONSOLIDATED

BALANCE SHEET

At 31 December

At 30 September

At 31 December
(unaudited, in USD million) Note 2020 2020 2019*
ASSETS
Property, plant and

equipment
6 65,672 62,988 69,953
Intangible assets 6 8,148 9,667 10,738
Equity accounted investments 2,262 1,650 1,442
Deferred tax assets 4,974 4,251 3,881
Pension assets 1,310 1,103 1,093
Derivative financial instruments 2,476 1,964 1,365
Financial investments 4,083 3,437 3,600
Prepayments and financial receivables 861 1,240 1,214

Total non-current

assets
89,786 86,300 93,285

Inventories 3,084 2,860 3,363
Trade and other receivables 8,232 6,108 8,233
Derivative financial instruments 886 570 578
Financial investments 11,865 10,563 7,426
Cash and cash equivalents 6,757 7,844 5,177

Total current

assets
30,824 27,944 24,778

Assets classified as held for sale 3 1,362 188 0

Total assets 121,972 114,432 118,063

EQUITY AND LIABILITIES
Shareholders' equity 33,873 34,084 41,139
Non-controlling interests 19 24 20

Total equity 33,892 34,108 41,159

Finance debt 4 32,338 32,193 24,945

Equinor fourth quarter 2020

Deferred tax liabilities 11,224 9,451 9,410
Pension liabilities 4,292 3,705 3,867
Provisions and other liabilities 7 19,731 19,191 17,951
Derivative financial instruments 676 787 1,173

Total non-current

liabilities
68,260 65,328 57,346

Trade, other payables

and provisions
10,510 8,118 10,450
Current tax payable 5 1,148 543 3,699
Finance debt 4 5,777 5,277 4,087
Dividends payable 357 292 859
Derivative financial instruments 1,710 765 462

Total current

liabilities
19,502 14,996 19,557

Liabilities directly associated with the

assets classified as held for

sale

3 318 0 0

Total liabilities 88,081 80,324 76,904

Total equity

and liabilities
121,972 114,432 118,063
* Audited

Equinor fourth quarter 2020

CONSOLIDATED

STATEMENT

OF CHANGES IN EQUITY

(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Currency
translation
adjustments
OCI from
equity
accounted
investments
Share-
holders'
equity
Non-
controlling
interests Total equity
At 31 December 2018* 1,185 8,247 38,790 (5,206) (44) 42,970 19 42,990
Net income/(loss) 1,843 1,843 8 1,851
Other comprehensive income/(loss) 330 (51) 44 323 323
Total comprehensive

income/(loss)
2,174
Dividends (3,453) (3,453) (3,453)
Share buy-back
1)
(500) (500) (500)
Other equity transactions (15) (29) (44) (7) (52)
At 31 December 2019* 1,185 7,732 37,481 (5,258) 0 41,139 20 41,159
At 31 December 2019* 1,185 7,732 37,481 (5,258) 0 41,139 20 41,159
Net income/(loss) (5,510) (5,510) 14 (5,496)
Other comprehensive income/(loss) (87) 1,064 0 977 977
Total comprehensive

income/(loss)
(4,519)
Dividends (1,833) (1,833) (1,833)
Share buy-back
1)
(21) (869) (890) (890)
Other equity transactions (11) 0 (11) (15) (25)
At 31 December 2020 1,164 6,852 30,050 (4,194) 0 33,873 19 33,892
* Audited

1) In September 2019

Equinor launched a USD 5

billion share buy-back programme,

where the first tranche of the

programme of around

USD 1.5 billion has been finalis

ed. A proportionate share of 67%

from the Norwegian State was

redeemed in accordance with an
agreement with the Ministry of Petroleum

and Energy for the Norwegian State

to maintain their ownership percentage

in Equinor.

The
redemption was approved by the

annual general meeting held

14 May 2020.

The first tranche of USD 500 million

acquired in the market has been

recognised as a reduction in equity

as treasury shares in third
quarter 2019.

The State’s share including

interest and dividends has been

recognised as a short-term obligation

and as a reduction in
equity as treasury shares, subsequent

to the decision at the annual

general meeting held on 14 May

2020. The liability of USD 0.9

billion

(NOK 9.1 billion) was settled 23 July

2020. The corresponding shares

of the first tranche of the buy-back

programme were cancelled

on 16 July 2020.

Equinor has suspended the remaining

share buy-back programme until

further notice. The announced

second tranche of around

USD 675 million, including the Norwegian

State share, will under the current

market conditions not be executed

as previously

announced
and planned.

Equinor fourth quarter 2020

CONSOLIDATED

STATEMENT

OF CASH FLOWS

Quarters Full year
Q4 2020 Q3 2020 Q4 2019 (unaudited, in USD million)
Note
2020 2019*
(1,400) (2,220) 1,020 Income/(loss) before tax (4,259) 9,292
3,478 4,798 4,165
Depreciation, amortisation and net

impairment losses
6 15,235 13,204
1,284 662 104
Exploration expenditures written

off
2,506 777
491 131 (23)
(Gains)/losses on foreign currency

transactions and balances
4 646 (224)
20 (1) (193)
(Gains)/losses on sale of assets

and businesses
3 18 (1,187)
168 258 (143)
(Increase)/decrease in other items

related to operating activities
918 1,016
(5) (182) 393
(Increase)/decrease in net derivative

financial instruments
(451) (595)
12 41 49 Interest received 162 215
(204) (146) (197) Interest paid (730) (723)
3,843 3,342 5,175
Cash flows provided by operating activities

before taxes paid and working
capital items 14,045 21,776
(393) (110) (2,651) Taxes paid (3,134) (8,286)
(1,107) (600) (751) (Increase)/decrease in working capital (524) 259
2,343 2,632 1,774
Cash flows provided by operating activities

10,386 13,749
0 0 (0) Cash used in business combinations
1)
3 0 (2,274)
(2,504) (1,723) (2,700) Capital expenditures and investments (8,476) (10,204)
(538) (1,034) (212) (Increase)/decrease in financial investments
2)
(3,703) (1,012)
(288) (261) 3
(Increase)/decrease in derivatives financial

instruments
(620) 298
218 (18) (18)
(Increase)/decrease in other interest-

bearing items
202 (10)
490 14 882
Proceeds from sale of assets and

businesses
3 505 2,608
(2,623) (3,023) (2,045) Cash flows used in investing activities (12,092) (10,594)
0 0 984 New finance debt 8,347 984
(1,066) (1,642) (1,029) Repayment of finance debt (3,332) (2,419)

Equinor fourth quarter 2020

(292) (287) (850) Dividends paid (2,330) (3,342)
(0) (1,001) (351) Share buy-back
3)
(1,059) (442)
254 1,308 (237)
Net current finance debt and other

financing activities
1,365 (277)
(1,104) (1,623) (1,483)
Cash flows provided by/(used in)

financing activities
2,991 (5,496)
(1,383) (2,014) (1,755)
Net increase/(decrease) in cash and

cash equivalents
1,285 (2,341)
296 158 115
Effect of exchange rate changes

on cash and cash equivalents
294 (38)
7,844 9,700 6,816
Cash and cash equivalents at the beginning

of the period (net of overdraft)
5,177 7,556
6,757 7,844 5,177
Cash and cash equivalents at the end

of the period (net of overdraft)
4)
6,757 5,177
* Audited
1) Net after cash and

cash equivalents acquired.
2) Includes sale of Lundin

shares in the second quarter

of 2020.

For more information,

see note 3 Acquisition

and disposals.
3) For more information,

see Consolidated statement of

changes in equity.
4) At 31

December 2020 and at 31

December 2019 cash and

cash equivalents net overdraft were

zero.

Equinor fourth quarter 2020

Notes to the Condensed interim

financial statements

1 Organisation and basis of preparation

Organisation and principal

activities

Equinor ASA, originally

Den Norske Stats Oljeselskap

AS, was founded in 1972 and

is incorporated and domiciled

in Norway.

The
address of its registered

office is Forusbeen

50, N-4035 Stavanger,

Norway.

The Equinor group’s

(Equinor’s) business consists

principally of the exploration,

production, transportation,

refining and marketing of
petroleum and petroleum

-derived products, and

other forms of energy.

Equinor ASA is listed

on the Oslo Børs (Norway)

and the New
York

Stock Exchange (USA).

All of Equinor's oil and

gas activities and net

assets on the Norwegian continental

shelf are owned by Equinor

Energy AS, a 100%
owned operating subsidiary

of Equinor ASA. Equinor Energy

AS is co-obligor or guarantor

of certain debt obliga

tions of Equinor ASA.

Following changes

in Equinor's internal reporting

to management the

composition of Equinor's operating

and reporting segments

has
changed as of the second

quarter of 2020. Segment

information for prior

periods has been restated

to align with the new segment
presentation. For

further information see

note 2 Segments to

these Condensed interim

financial statements.

Equinor's Condensed

interim financial statements

for the fourth quarte

r

of 2020 were authorised

for issue by the board

of directors on

9 February 2021.

Basis of preparation

These Condensed interim

financial statements are

prepared in accordance

with International Accounting

Standard 34 Interim
Financial Reporting as

issued by the International

Accounting Standards

Board (IASB) and as adopted

by the European Union (EU).
The Condensed interim

financial statements do

not include all the information

and disclosures required

by International Financial
Reporting Standards

(IFRS) for a complete

set of financial statements,

and these Condensed interim

financial statements should

be
read in conjunction

with the Consolidated

annual financial statements

for 2019. IFRS as adopted

by the EU differs

in certain respects
from IFRS as issued

by the IASB, but the differences

do not impact Equinor's

financial statements for

the periods presented. A
description of the

significant accounting policies

applied in preparing these

Condensed interim financial

statements is included

in
Equinor's Consolidated

annual financial statements

for 2019.

On 1 January 2020,

Equinor implemented amendments

to IFRS 3 Business Combinations,

which apply to relevant

transactions that
occur on or after

the implementation date. The

amendments introduce

clarification to the definition

of a business, and also

establish
an optional test to identify

a concentration of fair

value that, if applied and

met, will lead to the conclusion

that an acquired set of
activities and assets

is not a business.

There have been

no other changes to the

significant accounting policies

during 2020 compared to the

Consolidated annual financial
statements for 2019.

The Condensed interim

financial statements reflect

all adjustments which

are, in the opinion of management,

necessary for a fair
presentation of the

financial position, results

of operations and cash

flows for the dates and interim

periods presented.

Interim period
results are not necessarily

indicative of results of

operations or cash flows

for an annual period. Certain

amounts in the comparable
periods in the note disclosures

have been reclassified to

conform to current period

presentation. The subtotals

and totals in some of
the tables may not equal

the sum of the amounts

shown due to rounding.

The Condensed interim

financial statements are

unaudited.

Use of estimates

The preparation of financial

statements in conformity

with IFRS requires management

to make judgments, estimates

and assumptions
that affect the application

of policies and reported

amounts of assets,

liabilities, income and expenses.

The estimates and associated
assumptions are

based on historical

experience and various

other factors that

are believed to be reasonable

under the circumstances,
the results of which

form the basis for making the

judgments about carrying

values of assets and liabilities

that are not readily
apparent from other

sources. Actual results may

differ from these estimates.

The estimates and underlying

assumptions are reviewed
on an on-going basis,

considering current and

expected future market

conditions. A change in

an accounting estimate

is recognised in
the period in which

the estimate is revised if

the revision affects only

that period, or in the period

of the revision and future

periods if
the revision affects

both current and future periods.

The ongoing Covid-19

pandemic and the significant

effects it has had on

the oil
price during 2020, in

addition to the increasing

momentum towards a

transition into a low carbon

future,

create additional estimation
uncertainties and

impact key assumptions

applied by Equinor in

the valuation of our asse

ts and the measurement

of our liabilities, and
related sensitivities.

Reference is made to n

ote 8 Impact of the Covid

-19 pandemic and oil price

decline for further information.

Equinor fourth quarter 2020

2 Segments

Equinor’s operations

are managed through

the following operating segments

(business areas): Development

& Production Norway
(DPN), Development

& Production International

(DPI), Development & Production

Brazil (DPB), Development

& Production USA
(DPUSA), Marketing,

Midstream & Processing (MMP),

New Energy Solutions

(NES), Technology,

Projects & Drilling (TPD),
Exploration (EXP) and

Global Strategy & Business

Development (GSB).

The reporting segments

Exploration & Production Norway

(E&P Norway),

Exploration & Production

USA (E&P USA) and MMP consist
of the business areas

DPN,

DPUSA and MMP respectively.

The operating segments

DPI and DPB are aggregated

into the reporting
segment Exploration

& Production

International (E&P International).

The aggregation has its

basis in similar economic

characteristics,
such as similar revenue

growth, net operating income,

the assets’ long term and

capital-intensive nature

and exposure to volatile

oil
and gas commodity

prices, the nature of products,

service and production

processes, the type

and class of customers,

the methods of
distribution and regulatory

environment. The operating

segments NES, GSB, TPD,

EXP and corporate

staffs and support

functions
are aggregated into

the reporting segment “Other”

due to the immateriality

of these operating segments.

The majority of the costs
within the operating segments

GSB, TPD and EXP are allocated

to the E&P Norway,

E&P USA, E&P International

and MMP reporting
segments.

In the second quarter

of 2020, Equinor

changed its internal reporting

to management, impacting

the composition of Equinor's
operating and reporting

segments. Equinor’s

upstream activities

in the USA is as from the

second quarter reported

separately to
management. The fact

that such information

is also considered to be

useful to the users of

the financial statements,

resulted in the
exploration and production

activities in the USA as of

the second quarter

of 2020 were considered

a separate operating-

and reporting
segment. Previously

these activities were included

in the DPI operating segment

and presented as part

of the E&P International
reporting segment.

The new structure has been

reflected retrospectively

with restated comparable

figures.

Inter-segment sales

and related unrealised profits,

mainly from the sale of

crude oil and products,

are eliminated in the

Eliminiations
column below.

Inter-segment revenues

are based upon estimated

market prices.

Segment data for the

fourth quarter of 2020

and 2019 is presented below.

The reported measure

of segment profit is net operating
income/(loss) .

Deferred tax assets, pension

assets and non-current financial

assets are not allocated

to the segments.

The measurement basis

for segments is IFRS as applied

by the group with the exception

of IFRS 16 Leases

and the line item
Additions to PP&E, intangibles

and equity accounted

investments. All IFRS 16 leases

are presented within the

Other segment. The
lease costs for the period

are allocated to the

different segments

based on underlying lease

payments, with a corresponding

credit in
the Other segment.

Lease costs allocated to

licence partners are recognised

as other revenues

in the Other segment. Additions

to
PP&E, intangible assets

and equity accounted

investments in the E&P and

MMP segments include

the period’s allocated

lease costs
related to activity

being capitalised with

a corresponding negative addition

in the Other segment. The

line item Additions to PP&E,
intangibles and equity

accounted investments excludes

movements related to

changes in asset retirement

obligations.

Fourth quarter 2020
E&P
Norway

E&P
Internationa
l
E&P

USA MMP Other
Eliminations

Total

(in USD million)
Revenues third party,

other revenues and other income
58 143 83 11,519 80 0 11,883
Revenues inter-segment 3,819 771 561 77 1 (5,229) 0
Net income/(loss) from equity accounted

investments
0 (168) 0 5 26 0 (137)
Total revenues

and other income

3,877 747 644 11,601 107 (5,229) 11,746
Purchases [net of inventory variation] (0) (16) (0) (10,273) 0 4,756 (5,533)
Operating, selling, general and administrative
expenses (753) (288) (305) (1,062) 83 170 (2,156)
Depreciation, amortisation and net

impairment losses
(1,227) (588) (653) (745) (264) 0 (3,478)
Exploration expenses (94) (1,231) (244) 0 0 0 (1,569)

Equinor fourth quarter 2020

Total operating

expenses
(2,074) (2,123) (1,202) (12,081) (181) 4,926 (12,735)
Net operating income/(loss) 1,803 (1,376) (559) (480) (75) (303) (989)
Additions to PP&E, intangibles

and equity accounted
investments 1,340 1,026 123 47 277 0 2,813

Equinor fourth quarter 2020

Fourth quarter 2019
E&P
Norway

E&P
Internationa
l
E&P

USA MMP Other
Eliminations

Total

(in USD million)
(restated) (restated)
Revenues third party,

other revenues and other income
22 375 122 14,342 293 0 15,154
Revenues inter-segment 4,934 1,105 938 127 1 (7,104) 0
Net income/(loss) from equity accounted

investments

0 (3) 1 5 11 0 14
Total revenues

and other income

4,956 1,477 1,060 14,474 305 (7,104) 15,169
Purchases [net of inventory variation] (2) (26) 1 (12,873) (0) 6,297 (6,603)
Operating, selling, general and administrative
expenses (842) (360) (442) (1,145) 169 215 (2,405)
Depreciation, amortisation and net

impairment losses
(2,494) (737) (575) (96) (262) 0 (4,165)
Exploration expenses (142) (301) (37) 0 0 0 (480)
Total operating

expenses
(3,480) (1,424) (1,053) (14,114) (93) 6,511 (13,653)
Net operating income/(loss)

1,476 53 7 360 211 (593) 1,516
Additions to PP&E, intangibles

and equity accounted
investments 1,455 561 518 114 227 0 2,875

Full year 2020
E&P
Norway

E&P
Internationa
l
E&P

USA MMP Other
Eliminations

Total

(in USD million)
Revenues third party,

other revenue and other income
91 452 368 44,605 249 0 45,765
Revenues inter-segment 11,804 3,183 2,247 309 4 (17,547) 0
Net income/(loss) from equity accounted

investments
0 (146) 0 31 168 0 53
Total revenues

and other income

11,895 3,489 2,615 44,945 421 (17,547) 45,818
Purchases [net of inventory variation] (0) (72) 0 (38,072) 1 17,157 (20,986)
Operating, selling, general and administrative
expenses (2,829) (1,440) (1,313) (5,060) 419 685 (9,537)
Depreciation, amortisation and net

impairment losses
(5,546) (3,471) (3,824) (1,453) (940) 0 (15,235)
Exploration expenses (423) (2,071) (990) 0 1 0 (3,483)
Total operating

expenses
(8,798) (7,054) (6,127) (44,586) (519) 17,842 (49,241)

Equinor fourth quarter 2020

Net operating income/(loss) 3,097 (3,565) (3,512) 359 (98) 296 (3,423)
Additions to PP&E, intangibles

and equity accounted
investments 4,851 2,608 1,068 190 1,044 0 9,761
Balance sheet information
Equity accounted investments 3 1,125 0 92 1,042 0 2,262
Non-current segment assets

35,833 17,329 12,376 4,147 4,135 0 73,820
Non-current assets not allocated to

segments

13,704
Total non-current

assets

89,786

Equinor fourth quarter 2020

Full year 2019
E&P
Norway

E&P
Internationa
l
E&P

USA MMP Other
Eliminations

Total

(in USD million)
(restated) (restated)
Revenues third party,

other revenue and other income
1,048 1,685 441 60,491 527 0 64,194
Revenues inter-segment 17,769 4,376 3,792 439 4 (26,379) 0
Net income/(loss) from equity accounted

investments
15 24 6 25 93 0 164
Total revenues

and other income

18,832 6,085 4,239 60,955 624 (26,379) 64,357
Purchases [net of inventory variation] (1) (34) 0 (54,454) (1) 24,958 (29,532)
Operating, selling, general and administrative
expenses (3,284) (1,684) (1,668) (4,897) 272 793 (10,469)
Depreciation, amortisation and net

impairment losses
(5,439) (2,228) (4,133) (600) (804) 0 (13,204)
Exploration expenses (478) (668) (709) 0 0 0 (1,854)
Total operating

expenses
(9,201) (4,614) (6,510) (59,951) (533) 25,750 (55,058)
Net operating income/(loss) 9,631 1,471 (2,271) 1,004 92 (629) 9,299
Additions to PP&E, intangibles

and equity accounted
investments 7,316 2,851 3,004 788 823 0 14,782
Balance sheet information
Equity accounted investments

3 321 0 90 1,028 0 1,442
Non-current segment assets

33,795 20,784 16,774 5,124 4,214 0 80,691
Non-current assets not allocated to

segments

11,152
Total non-current

assets

93,285
In the fourth quarter

of 2020,

Equinor recognised net

impairment of USD 1,302 million

of which USD 315 million

was acquisition cost
and signature bonuses

classified as exploration

expenses. The line item

Exploration expenses in

the Consolidated statement

of
income also includes

impairment of capitali

sed exploration well cost

.

For information regarding impairment

of capitalised exploration
cost,

see note 6 Property,

plant and equipment and

intangible assets.

In the E&P International

segment the impairments

were USD 229 million

of which USD 157 million was

classified as exploration
expenses and related

to an exploration asset

in South America.

The impairment of other

assets was mainly caused

by reduced
reserve estimates in

the Europe

and Asia area.

In the E&P USA segment the

impairments were USD 369

million of which USD 158 million

was classified as exploration

expenses.
The impairment was

mainly related to an

Equinor-operated North America

unconventional asset

measured at fair value less

cost of
disposal in connection

with reclassification to

held for sale.

In the E&P Norway segment

the impairment was

USD

41 million and related

to goodwill.

Equinor fourth quarter 2020

In the MMP segment the

impairments were USD 638

million, mainly related to

a refinery caused by reduced

margin assumptions and
increased cost

estimates.

Most of the renewable

assets in Equinor Group

are accounted for using

equity method and the results

are presented in the Other
reporting segment.

The net income from the

equity accounted investments

within the operating segment

NES was USD 21 million in
the fourth quarter of

2020 and USD 163 million

in the full

year 2020, which compares

to USD 13 million in the

fourth quarter of 2019
and

USD 95 million in the

full year 2019.

For information regarding

acquisition and disposal

of interests, see note

3 Acquisitions and disposals.

See also note 8 Impact

of the Covid-19 pandemic

and oil price decline.

Equinor fourth quarter 2020

Revenues from contract

s

with customers

by geographical areas

When attributing the

line item Revenues third party,

other revenues and other

income to the country of the

legal entity executing

the
sale for the fourth quarter

of 2020, Norway constitutes

79%

and USA constitutes 13

%

of such revenues. For

the fourth quarter of
2019,

Norway and USA

constituted 78%

and 15%

of such revenues,

respectively.

For the full year of 2020,

Norway constitutes 80%

and USA

constitutes 1

4%

of such revenues. For

the full year of 2019, Norway

and
USA constituted 75

%

and 18%

of such revenues,

respectively.

Non-current assets

by country
At 31 December

At 30 September

At 31 December

(in USD million) 2020 2020 2019
Norway 41,054 37,327 40,292
USA 13,172 14,858 17,776
Brazil 9,341 8,752 8,724
UK 4,398 4,175 5,657
Azerbaijan 1,683 1,684 1,598
Canada 1,527 1,468 1,672
Russia 973 429 447
Denmark 953 911 984
Algeria 808 845 915
Angola 725 1,270 1,564
Other countries 1,447 2,587 2,504
Total non-current

assets
1)
76,082 74,305 82,133

1) Excluding deferred

tax assets, pension assets

and non-current financial

assets.

Revenues from contracts

with customers and other revenues
Quarters Full Year
Q4 2020 Q3 2020 Q4 2019 (in USD million) 2020 2019
6,015 6,635 7,837 Crude oil 24,509 33,505
2,503 1,351 2,642 Natural gas 7,213 11,281
2,100 1,048 2,154

- European gas
5,839 9,366
295 229 354

- North American gas
1,010 1,359
108 74 134

- Other incl. LNG
363 556
1,687 1,560 2,879 Refined products 6,534 10,652
1,499 1,282 1,548 Natural gas liquids 5,069 5,807
172 295 295 Transportation 1,083 967
365 91 27 Other sales 681 445
12,242 11,215 15,229 Revenues from contracts with customers 45,088 62,657
28 27 73
Taxes paid

in-kind
93 344
(27) (16) (110) Physically settled commodity derivatives 209 (1,086)
(442) (44) (354) Gain/(loss) on commodity derivatives 108 732
74 70 62 Other revenues 256 265
(367) 36 (329)
Total other

revenues
665 254
11,876 11,250 14,900 Revenues 45,753 62,911

Equinor fourth quarter 2020

3 Acquisitions and disposals

Acquisition onshore Russia

On 11

December 2020 Equinor

closed a transaction with

Rosneft to acquire a 49% interest

in the limited liability company

LLC
KrasGeoNaC (KGN) which

holds twelve conventional

onshore exploration

and production licences

in Eastern Siberia. The

cash
consideration at closing,

including interim period

adjustment, was around

USD 384 million. In addition

to the cash consideration
Equinor recognised

a contingent consideration

of USD 145 million related

to future exploration expenses.

The total consideration for
the acquisition of

USD 529 million has been

accounted using equity

method in the line item Equity

accounted investment

and reported
in the E&P International

segment.

As part of this agreement,

Equinor extinguished

its exploration commitments

offshore in the Sea

of Okhotsk and as such

has no
outstanding obligations

in that area. The previous

commitment in the Sea

of Okhotsk has been charged

to profit and loss at estimat

ed
fair value of USD 166

million. The charge has

been accounted as Net

income/(loss) from equity

accounted investments

in the E&P
International segment.

Divestment of 10% of Dogger

Bank Farm A and B
On 4 December 2020

Equinor entered into an

agreement with Eni to

sell a 10% equity interest

in the Dogger Bank Wind

Farm A and
B assets in the UK for

a total consideration of around

GBP 202.5 million (USD 273

million).

The carrying amount of

the interests to be
disposed of

is insignificant and is

classified as held for sale.

Once the transaction

s

are closed,

the new overall shareholding

in Dogger
Bank A and Dogger Bank

B will be – SSE (40%), Equinor

(40%) and Eni (20%).

Upon transaction closing, the

gain will be presented
in the line item Other

income in the Consolidated

statement of income in

the operating segment NES included

in the Other segment.

Divestment of non-operated

interest in the Empire

Wind and Beacon Wind assets

on the US east coast
On 10 September 2020

Equinor entered into an

agreement with BP to sell

50% of the non-operated

interests in the Empire Wind

and
Beacon Wind assets

for a total consideration

before adjustments

of USD 1.1 billion whereas

USD 500 million has been

prepaid at the
end of December 2020,

presented in the line items

Cash and cash equivalents

and Trade, other

payables and provisions

in the
Consolidated balance

sheet.

Through this transaction, the

two companies have establis

hed a strategic partnership

for further growth
within offshore wind

in the US. Following the transaction,

Equinor will remain the operator

with a 50% interest.

The 100% interest
share has been reclassified

as held for sale. After the transaction

Equinor will account

for the assets as a joint

venture using equity
accounting. The transaction

was closed

29 January 2021 where

the gain related to the

disposed interests was

recognised. For further
information see note

9 Subsequent events.

Upon transaction closing,

the gain will be presented

in the line item Other

income in the
Consolidated statement

of income in the operating

segment NES included

in the Other segment.

North America unconventional

onshore assets

In addition to the

Empire Wind and Beacon

Wind assets and the Dogger

Bank Farm A and B a

disposal group of assets

has been
classified as held

for sale. The disposal

group consists of an Equinor

-operated North America

unconventional onshore

asset included
in the reporting segment

E&P USA. Equinor has

together with a deal advisor

actively marketed the

disposal group. Equinor

is
expecting a divestment

during 2021. Equinor has

impaired the asset to

estimated fair value see

note 2 Segments.

Divestment of remaining shares

in Lundin
On 8 May 2020 Equinor

closed the divestment of

its remaining (4.9%) financial

shareholding in Lundin

Energy AB (formerly Lundin
Petroleum AB). The consideration

is SEK 3.3 billion (USD 0.3

billion). The impact on the

Consolidated statement

of income in the
second quarter was

a loss of USD 0.1 billion

and was recognised in

the line item Interest income

and other financial items.

Investment in interest

onshore Argentina
On 30 January 2020

Equinor closed a transaction

to acquire a 50% ownership

share in SPM Argentina

S.A (SPM) from Schlumberger
Production Management

Holding Argentina B.V.

Shell acquired the remaining

50% ownership share

of SPM.

SPM holds a 49%
interest in the Bandurria

Sur onshore block in Argentina,

and the

block is in the pilot phase

of development. The consideration
including final adjustments

is USD 187 million. In

the second quarter

,

Equinor increased its shareholding

in the Bandurria Sur

by 5.5%
to 30% for a final

consideration of USD 44 million.

The investment in SPM is

accounted for as

a joint venture using the

equity method
and reported in the

E&P International segment.

Equinor fourth quarter 2020

4 Financial items

Quarters Full year
Q4 2020 Q3 2020 Q4 2019 (in USD million) 2020 2019
(491) (131) 23 Gains/(losses) on net foreign exchange (646) 224
379 235 210
Interest income and other financial

items
754 746
27 39 (308)
Gains/(losses) on derivative financial

instruments

448 473
(326) (343) (421) Interest and other finance expenses (1,392) (1,450)
(410) (201) (495) Net financial items (836) (7)

Gains/(losses) on derivative

financial instruments is

a gain of USD 448 million

in 2020

compared to a gain

of USD 473 million

in 2019,
mainly due to decreased

interest rates.

Equinor has a US Commercial

paper programme available

with a limit of USD 5 billion

of which USD 903 million

has been

utilised as
of

31 December 2020.

During 2020, Equinor

recorded total lease payments

of USD 1,405 million,

of which USD 128 million

were payment of interests

and
USD 1,277 million were

payment of lease liabilities.

Lease liabilities as at 31

December 2020 were USD 4,406

million, presented in
the Consolidated

balance sheet within the

line items Current and

Non-current finance

debt with USD 1,186 million

and USD 3,220
million, respectively.

In the second quarter

of 2020 Equinor ASA issued

bonds with maturities

from 5 to 30 years for a

total amount of USD 8.3 billion.

The
bonds were issued

in USD and EUR, amounting

to USD 6.5 billion and

EUR 1.75 billion, and

are fully and unconditionally

guaranteed
by Equinor Energy AS.

5 Income taxes
Quarters Full year
Q4 2020 Q3 2020 Q4 2019 (in USD million) 2020 2019
(1,400) (2,220) 1,020 Income/(loss) before tax (4,259) 9,292
(1,016) 95 (1,250) Income tax (1,237) (7,441)
(72.6%) 4.3% >100% Effective tax rate (29.0%) 80.1%

The tax rate for the

fourth quarter of 2020 and

for the full year 2020 was

primarily influenced by losses

including net impairments
recognised in countries

with unrecognised deferred

taxes or in countries with

lower than average tax rates

.

The tax rate was also
influenced by currency

effects in entities that

are taxable in other

currencies than the

functional currency,

partially offset by the
temporary changes

to Norway’s petroleum

tax system and changes

in best estimates for uncertain

tax positions. See also

note 8
Impact of the Covid

-19 pandemic and oil price

decline.

The tax rate for the

fourth quarter of 2019 and

for the full year 2019 was

primarily influenced by losses

recognised in countries with
unrecognised deferred

tax assets or in countries

with lower than average

tax rates, partially offset

by the tax exempted gains

on
divestments. The tax

rate for the fourth quarter

of 2019 was also influenced

by currency effects in

entities that are taxable

in other
currencies than the

functional currency.

Equinor fourth quarter 2020

6 Property, plant and equipment and intangible assets
(in USD million)
Property, plant and
equipment
Intangible
assets
Balance at 31 December 2019 69,953 10,738
Additions

10,339 491
Transfers

89 (89)
Disposals and reclassifications

(17) (14)
Transferred to assets classified

as held for sale
(810) (516)
Expensed exploration expenditures

and net impairment losses
- (2,506)
Depreciation, amortisation and net

impairment losses
(15,158) (77)
Effect of foreign currency translation

adjustments
1,276 120
Balance at 31 December 2020 65,672 8,148
Right-of-use (RoU)

assets are included within

property,

plant and equipment with

a net book value of USD 4,119

million per

31

December 2020. Additions

to RoU assets amount

to USD 1,326 million.

Gross depreciation and

impairment of RoU assets

amount
to USD 1,254 million

for the full year 2020,

of which depreciation

costs of USD 359 million

have been allocated to

exploration and
development activities

and are presented net

on the Depreciation, amortisation

and net impairment losses

and Additions lines

in the
table above.

In the fourth quarter

of 2020 it was decided to impair

capitalised well costs

of USD 982 related to

Equinor’s Block 2 exploration licen

ce
in Tanzania,

included in intangible assets,

because overall project

economics have not yet

improved sufficiently

to justify keeping it on
the balance sheet. The

impairment is presented

in the line item Exploration

expenses in the Consolidated

statement of income.

Impairments and impairment

reversals
For information on impairment

losses and reversals per

reporting segment, see note

2 Segments.

For the quarter
Property, plant and
equipment Intangible assets Total
(in USD million) 2020 2019 2020 2019 2020 2019
Producing and development assets 938 1,199 91 0 1,030 1,199
Goodwill - - 41 164 41 164
Other intangible assets - - 8 0 8 0
Acquisition costs related to oil and gas

prospects
- - 224 43 224 43
Total net

impairment loss/(reversal)

recognised
938 1,199 363 208 1,302 1,407
Full year
Property, plant and
equipment Intangible assets Total
(in USD million) 2020 2019 2020 2019 2020 2019
Producing and development assets 5,671 3,230 680 608 6,351 3,838
Goodwill - - 42 164 42 164
Other intangible assets - - 8 41 8 41
Acquisition costs related to oil and gas

prospects
- - 657 49 657 49
Total net

impairment loss/(reversal)

recognised
5,671 3,230 1,386 863 7,057 4,093

Equinor fourth quarter 2020

The net impairments

have been recognised

in the Consolidated statement

of income as Depreciation,

amortisation and net
impairment losses and

Exploration expenses

based on the impaired

assets’ nature of property,

plant and equipment and

intangible
assets, respectively.

The recoverable

amounts in the fourth

quarter of 2020 were mainly

discounted cash flows

based on value in use,

except for one held
for sale assessment

as described in Note 2

Segment note.

Value in

use estimates and discounted

cash flows used to determine

the recoverable amount

of assets tested for impairment

are
based on internal

forecasts on costs,

production profiles and

commodity prices.

Changes to accounting assumptions

Management’s

future commodity price assumptions

and currency assumptions

are used for value-in-use

impairment testing. The
same assumptions

are also used for evaluating

investment opportunities,

together with other relevant

criteria, including among others
robustness targets

(value creation in lower

commodity price scenarios).

While there are inherent

uncertainties in the assumptions,

the
commodity price

assumptions as well as

currency assumptions

reflect management’s

best estimate of the price

and currency
development over the

life

of the Group’s assets

based on its view of relevant

current circumstances and

the likely future development
of such circumstances,

including energy demand

development, energy

and climate change policies

as well as the speed of the

energy
transition, population

and economic growth,

geopolitical risks, technology

and cost development, and

other factors. Management’s
best estimate also takes

into consideration a range

of external forecasts.

Equinor has performed

a thorough and broad

analysis of the expected

development in drivers

for the different

commodity markets and
exchange rates, following

the recent and ongoing Covid

-19 situation and management

has gained more insight

into the development
of the different markets

in which Equinor operates.

Significant uncertainty

continues to exist regarding

future commodity price
development due

to the potential long-term

impact on demand resulting

from the ongoing Covid

-19 pandemic and the

measures taken
to contain it, energy

investments in the transition

to a lower carbon economy

and future supply actions

by OPEC+ and other factors.
The management’s

analysis of the expected

development in drivers

for the different commodity

markets and exchange rates

resulted
in changes in the

long-term price assumptions

as from the third quarter

of 2020. The following price

assumptions have been

the basis
for the impairment calculations

.

All commodity prices

are on a real 2020 basis,

and comparables as per

fourth quarter 2019 and

up to the third quarter

of 2020 are
given in brackets

.

For Brent-blend,

compared to current prices,

we expect a strengthening

of the prices through the

2020s.

In 2025,

the assumption is 65
USD/bbl (78 USD/bbl)

,

with a further increase towards

2030. Beyond 2030

,

we expect a gradual decline

with an estimate of 64
USD/bbl in 2040

(82 USD/bbl),

which approximates the

average price level for the

period 2021-2050. In 2050,

the

oil prices are
expected to be below

60 USD/bbl.

For natural gas in the

UK (NBP), we expect

some volatility,

where the trend is a gradual

increase in prices from today’s

current prices
up to 6.5 USD/mmBtu in

2030 (7.7 USD/mmBtu).

From 2030, we expect

prices at levels sufficient

to incentivise the next

LNG
investment cycle

and a flatter price-curve,

with the price gradually

increasing to 7.8

USD/mmBtu close to

2040 (7.7 USD/mmBtu).
Beyond 2040, a declining

price trend is foreseen

as the energy transition

is expected to impact the demand

side. For 2050, the price
has been set at the

pre-2035 level. Henry Hub

follows the same pattern,

gradually increasing from

today’s current prices

to 3.3
USD/mmBtu in 2030

(3.7 USD/mmBtu) and

gradually increasing to 3

.7 USD/mmBtu in 2040 (3.7

USD/mmBtu) before gradually
declining through the

2040s.

Equinor has performed

analyses of the NOK currency

exchange rates, which

suggests that a return

to a previously assumed

long-
term equilibrium is less

likely. This

conclusion is supported

by the historical 5-year average

and spot prices in the

currency market, as
well as an expected

lower oil price and increased

market uncertainty.

In the third quarter of 2020,

Equinor therefore implemented

new
long-term exchange

rates from 2023 onwards.

The NOK/USD rate has

been revised to 8.5

(previously 7.0), while

the NOK/EUR rate
has been revised

to 10.0 (from previously

9.0).

During 2020, risk-free

interest rates continued

to drop for the first three

quarters, and long-term

risk-free interest rates

(10 years)
decreased by approximately

1.3 percentage points

in the period from year

-end 2019 to 30 September

2020. The stock market
recovery after the in

itial Covid-19 impact in March,

and despite lower expectations

of future cash flows, is

indicating a lower market
risk premium. The low

interest rates combined

with lack of good alternative

investment opportunities,

channels more funds

towards
the equity market resulting

in investors accepting lower

returns on investments,

and we see a downward

shift in the estimated equity
risk premium. Taking

this into account, even

though interest rates have

rebounded somewhat

during the fourth quarter

,

Equinor has
adjusted the Weighted

Average Cost of Capital

(WACC) for accounting

purposes, real post-tax,

down from 6% to 5% with

effect from
the third quarter of 2020.

Please refer to note

8 Impact of the Covid-19

pandemic and oil price.

Equinor fourth quarter 2020

Sensitivities

Commodity prices have

historically been volatile. Significant

downward adjustments

of Equinor’s commodity price

assumptions would
result in impairment

losses on certain producing and

development assets

in Equinor’s portfolio, while

an opposite adjustment

could
lead to impairment

-reversals. If a decline

in commodity price

forecasts over the lifetime

of the assets were 30%,

considered to
represent a reasonably

possible change, the impairment

amount to be recognised

could illustratively be

in the region of USD 12 billion
before tax effects.

This illustrative impairment

sensitivity,

based on a simplified method

,

assumes no changes

to input factors other
than prices; however,

a price reduction of 30%

is likely to result in changes

in business plans as well

as other factors used when
estimating an asset’s

recoverable amount. These

associated changes reduce

the stand-alone impact on

commodity price sensitivity.

Changes in such

input factors would

likely include a reduction in

the cost level in the oil and

gas industry as well as offsetti

ng currency
effects, both of which

have historically occurred

following significant changes

in commodity prices. The

illustrative sensitivity is
therefore not considered

to represent a best estimate

of an expected impairment

impact, nor an estimated impact

on revenues or
operating income in

such a scenario. In comparison,

following the amended assumptions

and the decline in commodity

prices
presently disclosed

for this quarter,

the impairment impact recognised

is considerably lower.

A significant and prolon

ged reduction in
oil and gas prices would

also result in mitigating

actions by Equinor and

its licence partners, as a

reduction of oil and gas

prices would
impact drilling plans

and production profiles for

new and existing assets.

Quantifying such impacts

is considered impracticable,

as it
requires detailed

technical, geological and

economical evaluations

based on hypothetical

scenarios and not based

on existing
business or development

plans.

7 Provisions, commitments, contingent liabilities and contingent assets

Contingent consideration

In the fourth quarter

of 2020 Equinor recognised

a contingent consideration

of USD 145 million related

to the acquisition of 49%
interest in the limited

liability company LLC

KrasGeoNac (KGN). For further

information see note 3 Acquisition

and disposals.

Asset retirement obligation

Equinor’s estimated asset

retirement obligations

(ARO) have increased

by USD 2,572 million

to USD 17,292 million compared

to
year-end 2019,

mainly due to the decrease

in discount rates which are

reflected within Property,

plant and equipment and

Provisions
and other liabilities

in the Consolidated balance

sheet

Onerous contract

Due to significant

ly reduced expected use of

a transportation agreement

,

Equinor provided in the second

quarter USD 154 million

as
an onerous contract.

In the fourth quarter the

provision has increased

to USD 166 million.

The provision is recognised in

the MMP
segment as an operating

expense in the Consolidated

statement of income and

has been included in the

line item Provisions and
other liabilities in

the Consolidated balance

sheet.

Price review arbitration

Some long-term gas sales

agreements contain price

review clauses, which in

certain cases lead to claims

subject to arbitration.
The exposure related

to price reviews has been

reduced by approximately

USD 1.3 billion due to

settlements

in the second quarter.
The remaining exposure

for gas delivered prior to year

-end is immaterial.

Price review related changes

in the second quarter
represent an income

of approximately USD 150

million before tax and

USD 30 million after tax

.

The amounts have

been reflected in
the Consolidated

statement of income as

revenues

and income tax, respectively.

A dispute between the

Federal Government of Nigeria

and the Governments of Rivers,

Bayelsa and Akwa Ibom States

in
Nigera

In October 2018,

the Supreme Court

of Nigeria rendered

a judgement in a dispute

between the Federal Government

of Nigeria and
the Governments of

Rivers, Bayelsa and Akwa

Ibom States in favour

of the latter.

The Supreme Court judgement

provides for
potential retroactive

adjustment of certain production

sharing contracts in

favour of the Federal Government,

including OML 128
(Agbami). This case

has been withdrawn by

the plaintiff in the second

quarter of 2020 with no impact

on Equinor’s Interim financial
statements.

Dispute with Brazilian

tax authorities

Brazilian tax authorities

issued an updated tax assessment

for 2011

for Equinor’s Brazilian subsidiary

which was party to Equinor’s
divestment of 40%

of the Peregrino field to

Sinochem at that time. The

assessment disputed

Equinor’s allocation of the sale

proceeds
between entities and

assets involved, resulting

in a significantly higher assessed

taxable gain and related

taxes payable in Brazil.
Equinor disagreed with

the assessment and had

the case brought forward

to the second instance

of the Administrative Court

in Brazil
which decided the case

in Equinor’s favour.

Equinor has received confirmation

that the decision is considered

final and non-
appealable. The final

ruling did not have any

impact on Equinor’s Interim

Financial statements.

KKD Oil Sands Partnership

Equinor fourth quarter 2020

Canadian tax authorities

have issued a proposal

of re-assessment for

2014 for Equinor’s Canadian

subsidiary which was

party to
Equinor’s divestment

of 40% of the KKD Oil Sands

partnership at that

time. The proposal disputes

the partners allocation

between
entities and assets

involved. Maximum exposure

is estimated to be approximately

USD 396 million.

The ongoing

process of formal
communication with

the Canadian tax authorities,

as well as any subsequent

litigation that may become

necessary,

may take several
years. No taxes will

become payable until the matter

has been finally settled.

Equinor is of the view that

all applicable tax regulations
have been applied in

the case and that Equinor

has a strong position.

No amounts have consequently

been provided for in

Equinor’s
Interim financial statements.

Deviation notices from Norwegian

tax authorities

In respect of the previously

disclosed tax dispute

in Norway regarding the

level of Research & Development

cost to be allocated to
the offshore tax

regime, a Norwegian supreme

court ruling announced

in second quarter and

Equinor’s subsequent correspondence
with the Norwegian

tax authorities in third quarter

has resulted in a reduced

maximum exposure in

this matter to approximately

USD
220 million. Equinor

provides for its best estimate

in the matter.

Suit for an annulment of Petrobras'

sale of the interest

in BM-S-8 to Equinor

In March 2017, the

Union of Workers of

Oil Tankers

of Sergipe (Sindipetro)

filed a class action suit against

Petrobras, Equinor and
ANP - the Brazilian

Regulatory Agency - to seek

annulment of Petrobras'

sale of the interest and operatorship

in BM-S-8 to Equinor,

a
transaction which closed

in November 2016.

There was also an injunction

request aiming to suspend

the assignment, which first

was
granted in April 2017

by a federal

judge, but subsequently

lifted by the federal

court. The injunction request

has now been finally
dismissed by the

courts.

Claim from Petrofac regarding

multiple variation order

requests performed in Algeria

(In Salah)

Petrofac International

(UAE) LLC (PIUL) was awarded

the EPC Contract to execute

the ISSF Project (the In

Salah Southern
Fields Project which

has finalised the development

of four gas fields in

central Algeria). Following

suspension of activity

after the
terrorist attack at

another field in Algeria

(In Amenas) in 2013, PIUL issued

multiple Variation

Order Requests (VoRs)

related to the
costs incurred for stand

-by and remobilisation costs

after the evacuation

of expatriates. Several VoRs

have been paid, but

settlement
of the remaining VoRs

has been unsuccessful.

PIUL initiated arbitration

on 7 August 2020 claiming

an estimated amount

of USD 533
million, of which Equinor

In Salah AS holds a 31,85

%

share. Equinor's maximum

exposure amounts

to USD 170 million. Equinor
provides for its best

estimate in the matter.

During the normal course

of its business Equinor

is involved in legal and

other proceedings, and several

claims are unresolved and
currently outstanding.

The ultimate liability or

asset, respectively,

in respect of such litigation

and claims cannot be

determined now.
Equinor has provided

in its Condensed interim

financial statements for

probable liabilities related

to litigation and claims based

on the
company's best judgement.

Equinor does not expect

that its financial position,

results of operations or

cash flows will be materially
affected by the resolution

of these legal proceedings.

8 Impact of the Covid-19 pandemic and oil price decline

During 2020, the

Covid-19 pandemic has

slowed economic growth

and had dramatic consequences

for energy demand, particularly
mobility fuels. The collapse

in commodity prices seen

in the first half of 2020,

though followed by a partial

rebound in the second half,
significantly impacted

the energy industry and

Equinor by an unprecedented

decrease in short term demand

and increased
uncertainty with regards

to the phase of recovery

and future oil and gas

demand. The increasing momentum

and commitment towards
a transition into a

low carbon future aided

by technological advances

and decreasing cost of renewable

energy has also increased

the
uncertainty in estimating

the future development

in supply and demand. According

to the International

Energy Agency (IEA), Global
energy demand in 2020

was estimated to drop by 5

-6%. The OPEC+ agreement

to continue production

cuts of some 7 mmboe per
day into in the first quarter

of 2021 to clear surpluses

built up over the pandemic

has supported prices

to levels not seen since
January 2020. But second

and third-wave Covid

-19 lockdowns which continue

to dampen demand

are likely to put a cap

on prices in
the short-term. The

successful development

of vaccines and the

ongoing widespread

vaccination effort is

expected to increase
demand as countries

become able to reduce

measures implemented

to eliminate the spread of the

virus, for which we have

observed
new waves of outbreak

of more contagious mutant

versions late in 2020 and

the first quarter of 2021.

The negative impact

of the global pandemic

with the resulting decline

in commodity prices and a

renewed view on effects

expected
from the energy transition

resulted in updates to

Equinor’s view on key financial

assumptions in the third

quarter of 2020, including the
related key sources

of estimation uncertainty,

impacting the financial

statements. These assumptions

continue to apply for the

fourth
quarter of 2020. The

decline in the updated

future commodity price

estimates made in the third

quarter of 2020, and particularly

with
regards to oil, negatively

impacted the estimated

recoverable amount

of several assets in

our portfolio, and impairments

were
recognised for assets

for which the book value

no longer could be supported.

The negative impact was reduced

by the USD 3 billion
action plan implemented

in the spring of 2020 to strengthen

the financial resilience of

the company.

More details on the impairments
recognised and an overview

of Equinor’s price assumptions

have been provided in

note 6 Property,

plant and equipment and
intangible assets.

Equinor fourth quarter 2020

Equinor has also

evaluated the reasonable

possible changes in certain

assumptions as of 31

December 2020. The reasonable
possible change in

prices is deemed to be -30%/+30%

for short-term contracts,

and -30%/+30% for the

long-term derivatives,

based
on their duration.

The table below contains the

price risk sensitivities

of Equinor's commodity

-based derivatives contracts.

Equinor
enters into commodity

-based derivative contracts

mainly to manage short

-term commodity risk. However,

since none of the derivative
financial instruments

included in the table below

are part of formal hedging

relationships, any changes

in their fair values would be
recognised in the

Consolidated statement of

income
.

Commodity price sensitivity

31 December 2020
31 December 2019
(in USD million) - 30% + 30% - 30% + 30%
Crude oil and refined products net gain/(losses) 1,025 (1,025) 569 (563)
Natural gas and electricity net gains/(losses) 184 (94) (33) 49

Due to market developments

and related consequences,

certain Equinor suppliers

and customers have indicated

that contractual
clauses such as those

involving force majeure

are being explored. The

potential impact for Equinor,

if any, is

currently uncertain.

Apart from the financial

impact, Equinor has only

experienced immaterial

effects on production

from assets in operation,

due to
actions taken to maintain

and secure safe production

during the pandemic.

Minor virus outbreaks

at some of our facilities

have
occurred, but effective

measures such as isolat

ion and quarantines combined

with social distancing and

increased sanitation
requirements have

prevented production

shutdown, and operations

have not been significantly

impacted. For projects

under
development, the

Covid-19 pandemic has impacted

progress due to personnel

limitations on offshore

and onshore facilities

/ yards
due to infection control

measures and associated

travel restrictions for migrant

workforce. The situation

is still unpredictable and

may
have additional consequences

for the progress and costs

of our projects.

Actions taken to mitigate

the impact of the pandemic

and commodity price

decline, including the

USD 3 billion action plan
implemented in the

spring of 2020, have had

consequences on investment

level and activity level

in general. Capital expenditure

has
been reduced during 2020,

representing both final reductions

(stopped projects i.e.

based on updated future

price estimates and
break-even levels) and

changes with regards

to scope and timing. As

a result, some value

creation has been cut

or delayed. Part of
cost improvements

and cost cuts identified and

implemented during 2020

as part of the action plan are

expected to be of a
sustainable nature and

impact future cost levels.

Cost related to activities

postponed from 2020

due to the pandemic will

impact cost
when these activities

are carried out.

Equinor complies with

the revised production

permits issued by the

authorities and the unilateral

oil production cuts portioned

out to
relevant fields via their

production licenses, however

these cuts did not have

significant impact on the

total production. As a measure
to maintain activity

in the oil and gas related

industry, the

Norwegian Government

on 19 June 2020 enacted

temporary targeted
changes to Norway’s

petroleum tax system

for investments incurred in

2020 and 2021 and

for new projects with final

investment
decisions submitted

by end of 2022. The changes

are effective from 1 January

2020 and provide companies

with a direct tax
deduction in the special

petroleum tax (56% tax

rate) instead of tax depreciation

over 6 years. One of the

changes is that the

tax uplift
benefit, which has increased

from 20.8%. to 24% will be

recognised over one year

instead of four years.

Tax

depreciation towards the
ordinary corporate tax

(22% tax rate) will continue

with a six-year depreciation

profile. The totality

of the petroleum tax

changes will
increase the profitability

for investments and strengthen

Equinor’s’ liquidity.

9 Subsequent events

On 9 February 202

1,

the board of directors

proposed to declare a dividend

for the fourth quarter of

2020 of USD 0.12 per

share
(subject to annual general

meeting approval). The

Equinor share will trade

ex-dividend 12 May 2021

on the Oslo Børs and

for ADR
holders on the New York

Stock Exchange. Record

date will be 14 May 2021

and payment date will be 27

May 2021.

On 16 November 2020,

Equinor communicated

a new organisational corporate

structure, which will come

into effect on 1 June

2021.
The main change

is that the operating segment

Development & Production

Brazil will be merged

into the operating segment
Exploration & Production

International. In addition,

the operating segments

Exploration will be divided

and merged into Exploration

&
Production Norway

and Exploration & Production

International. Global

Strategy & Business development

will be divided and merged
into the functions

for Chief Financial Officer

and Safety,

Security and Sustainability.

The operating segment

Technology,

Projects &
Drilling will be split

into Technology,

Digital & Innovation and

Projects, Drilling & Procurement.

The current organisational

structure will
remain in place until

the planned implementation

takes effect. The new organisational

corporate structure

will not imply any changes
in the reportable segments.

From the first quarter

of 2021, Equinor will start

reporting Renewables (previously

New Energy Solutions) as

a separate reportable
segment due to the

strategic importance of the

operating segment.

Equinor fourth quarter 2020

On 8 January 2021,

The Norwegian Government

announced a new climate

action plan. One proposed

measure to reduce CO2
emissions is to increase

the CO2 tax on offshore

oil and gas production

gradually and with full effect

from 2030. The plan also
proposes increased

offshore methane tax.

Compared to Equinor’s estimates

at 31 December 2020, it

is expected that the cost
increase for Equinor

for the year 2030 will be

approximately USD 0

.4 billion pre-tax. This

is not expected to significantly

impact
impairment assessments

in E&P Norway as of the

first quarter of 2021. The climate

action plan is expected to

be approved by the
Parliament in the

spring of 2021.

On 29 January 2021

,

Equinor closed the agreement

with BP to sell a 50% non

-operated interest in the

Empire Wind and Beacon

Wind
assets for a total

preliminary consideration

USD 1.2 billion,

including USD 0.1 billion

in interim period adjustments

,

with remaining
cash consideration

after the prepayment in 2020

paid at closing.

On 9 February 2021,

Equinor has agreed to divest

its interests in the Bakken

field in the US states of

North Dakota and Montana

to
Grayson Mill Energy,

backed by EnCap Investments,

for a total consideration

of around USD 900 million.

The effective date of the
transaction is 1 January

2021. Closing is subject

to the satisfaction of

customary conditio

ns, including authority approvals.

Equinor fourth quarter 2020

Supplementary disclosures

Operational data
Quarters Change Full year
Q4 2020 Q3 2020 Q4 2019 Q4 on Q4 Operational data 2020 2019 Change
Prices
44.2 43.0 63.3 (30%) Average Brent oil price (USD/bbl) 41.7 64.3 (35%)
42.1 39.6 59.3 (29%)
E&P Norway average liquids price

(USD/bbl)
37.4 57.4 (35%)
41.3 39.1 56.1 (26%)
E&P International average liquids price

(USD/bbl)
38.1 59.1 (35%)
34.5 32.2 48.0 (28%) E&P USA average liquids price (USD/bbl) 31.3 48.4 (35%)
40.6 38.3 56.5 (28%)
Group average liquids price (USD/bbl)

[1]
36.5 56.0 (35%)
367 349 516 (29%)
Group average liquids price (NOK/bbl)

[1]
343 493 (30%)
3.88 1.45 3.88 0%
E&P Norway average internal gas

price (USD/mmbtu) [9]
2.26 4.46 (49%)
1.34 1.13 1.82 (26%)
E&P USA average internal gas price

(USD/mmbtu) [9]
1.32 2.34 (44%)
5.04 2.72 5.31 (5%)
Average invoiced gas prices - Europe

(USD/mmbtu) [8]
3.58 5.79 (38%)
1.99 1.53 2.23 (11%)
Average invoiced gas prices - North

America (USD/mmbtu) [8]
1.72 2.43 (29%)
0.4 (0.1) 3.0 (87%)
Refining reference margin (USD/bbl)

[2]
1.5 4.1 (64%)
Entitlement production (mboe per day)
616 619 619 (0%) E&P Norway entitlement liquids production 630 535 18%
222 220 273 (19%)
E&P International entitlement liquids

production
236 267 (12%)
145 151 185 (22%) E&P USA entitlement liquids production 163 181 (10%)
983 991 1,077 (9%) Group entitlement liquids production 1,029 983 5%
698 654 727 (4%) E&P Norway entitlement gas production 685 700 (2%)
45 35 64 (30%)
E&P International entitlement gas

production
42 50 (17%)
187 185 188 (1%) E&P USA entitlement gas production 181 178 2%
930 874 979 (5%) Group entitlement gas production 908 928 (2%)
1,912 1,865 2,056 (7%)
Total entitlement

liquids and gas production [3]
1,938 1,911 1%
Equity production (mboe per day)
616 619 619 (0%) E&P Norway equity liquids production 630 535 18%
286 283 350 (18%)
E&P International equity liquids

production
303 354 (14%)
166 173 214 (22%) E&P USA equity liquids production 187 210 (11%)
1,068 1,076 1,182 (10%) Group equity liquids production 1,120 1,099 2%
698 654 727 (4%) E&P Norway equity gas production 685 700 (2%)

Equinor fourth quarter 2020

53 40 65 (18%) E&P International equity gas production 49 62 (21%)
224 224 223 0% E&P USA equity gas production 216 213 1%
975 918 1,015 (4%) Group equity gas production 950 975 (3%)
2,043 1,994 2,198 (7%)
Total equity

liquids and gas production [4]
2,070 2,074 (0%)
NES power production
480 319 476 1% Power generation (GWh) 1,662 1,754 (5%)
Exchange rates
Quarters Change Full year
Q4 2020 Q3 2020 Q4 2019 Q4 on Q4 Exchange rates 2020 2019 Change
0.1108 0.1095 0.1097 1% NOK/USD average daily exchange rate 0.1064 0.1136 (6%)
0.1172 0.1055 0.1139 3%
NOK/USD period-end exchange

rate
0.1172 0.1139 3%
9.0279 9.1321 9.1177 (1%) USD/NOK average daily exchange rate 9.4006 8.8037 7%
8.5326 9.4814 8.7803 (3%)
USD/NOK period-end exchange

rate
8.5326 8.7803 (3%)
1.1920 1.1685 1.1071 8%
EUR/USD average daily exchange

rate
1.1405 1.1192 2%
1.2271 1.1708 1.1234 9% EUR/USD period-end exchange rate 1.2271 1.1234 9%

Equinor fourth quarter 2020

Health, safety and the

environment
Full year Full year
Health, safety and the environment 2020 2019
Injury/incident frequency
Total recordable

injury frequency (TRIF)
2.3 2.5
Serious Incident Frequency (SIF) 0.5 0.6
Oil spills
Accidental oil spills (number of) 135 219
Accidental oil spills (cubic metres) 162 8,983
Full year Full year
Climate 2020 2019
Upstream CO2 intensity (kg CO2/boe)
1)
8.0 9.5

1) Total

scope 1 emissions

of CO2 (kg CO2) from exploration

and production, divided by

total production (boe).

Equinor fourth quarter 2020

Reconciliation of net operating income/(loss) to

adjusted earnings

The table specifies

the adjustments made to

each of the profit and loss

line item included in the

net operating income/(loss)

subtotal.
Items impacting net operating income/(loss) in the fourth
quarter of 2020
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Other

(in USD million)
Net operating income/(loss) (989) 1,803 (1,376) (559) (480) (378)
Total revenues

and other income
240 15 (41) - 265 1
Changes in fair value of derivatives (50) - - - (50) -
Periodisation of inventory hedging effect 315 - - - 315 -
Impairment from associated companies 1 - - - - 1
Over-/underlift (24) 17 (41) - - -
Gain/loss on sale of assets (3) (3) - - - -
Purchases [net of inventory variation] 234 - - - (69) 303
Operational storage effects (69) - - - (69) -
Eliminations 303 - - - - 303
Operating and administrative expenses

(28) (18) (29) 18 (2) 3
Over-/underlift (53) (18) (35) - - -
Other adjustments 1 - 1 (0) - -
Gain/loss on sale of assets 21 - - 18 - 3
Provisions 3 - 5 - (2) 0
Depreciation, amortisation and net

impairment losses
983 41 72 211 638 22
Impairment 983 41 72 211 638 22
Exploration expenses 317 - 160 158 - -
Impairment 315 - 157 158 - -
Provisions 3 - 3 - - -
Sum of adjustments to net operating

income/(loss)
1,746 38 161 387 832 329
Adjusted earnings/(loss) [5] 756 1,841 (1,215) (172) 352 (49)
Tax on adjusted

earnings
(1,310) (1,133) 38 (0) (215) 1
Adjusted earnings/(loss) after tax

[5]
(554) 707 (1,178) (172) 137 (48)

Equinor fourth quarter 2020

Items impacting net operating income/(loss) in the fourth
quarter of 2019
Equinor
group
Exploration &
Production
Norway
Exploration &
Production
International*
Exploration
& Production
USA*
Marketing,
Midstream &
Processing Other (in USD million)
Net operating income/(loss) 1,516 1,476 53 7 360 (382)
Total revenues

and other income
168 (12) 77 (0) 291 (189)
Changes in fair value of derivatives 102 (9) - - 111 -
Periodisation of inventory hedging effect 180 - - - 180 -
Impairment 23 - - - - 23
Over-/underlift 74 (3) 77 (0) - -
Gain/loss on sale of assets (212) - - - - (212)
Purchases [net of inventory variation] 556 - - - (36) 591
Operational storage effects (36) - - - (36) -
Eliminations 591 - - - - 591
Operating and administrative expenses

(91) (10) (36) 47 (92) -
Over-/underlift (46) (10) (36) (0) - -
Gain/loss on sale of assets 27 - - 27 - -
Provisions (72) - - 20 (92) -
Depreciation, amortisation and net

impairment losses
1,359 1,284 55 - - 20
Impairment 1,359 1,284 55 - - 20
Exploration expenses 43 - 43 - - -
Impairment 43 - 43 - - -
Sum of adjustments to net operating

income/(loss)
2,034 1,262 140 47 164 422
Adjusted earnings/(loss) [5] 3,550 2,738 192 54 524 41
Tax on adjusted

earnings
(2,364) (1,979) (112) (0) (233) (41)
Adjusted earnings/(loss) after tax

[5]
1,186 759 79 55 291 1
* Restated to reflect change to segment

Equinor fourth quarter 2020

Items impacting net operating income/(loss) in the full

year
of 2020
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Other (in USD million)
Net operating income/(loss) (3,423) 3,097 (3,565) (3,512) 359 198
Total revenues

and other income
90 68 (194) - 213 3
Changes in fair value of derivatives 2 6 - - (5) -
Periodisation of inventory hedging effect 224 - - - 224 -
Impairment from associated companies 3 - - - - 3
Over-/underlift (130) 64 (194) - - -
Gain/loss on sale of assets (9) (3) - - (6) -
Purchases [net of inventory variation] (168) - - - 127 (296)
Operational storage effects 127 - - - 127 -
Eliminations (296) - - - - (296)
Operating and administrative expenses

378 (39) 127 50 245 (4)
Over-/underlift 70 (39) 108 - - -
Other adjustments 1 - 1 (0) - -
Gain/loss on sale of assets 23 - - 20 - 3
Provisions 285 - 17 30 245 (7)
Depreciation, amortisation and net

impairment losses
5,715 1,260 1,426 1,938 1,060 32
Impairment 5,934 1,260 1,473 2,109 1,060 32
Reversal of impairment (218) - (47) (171) - -
Exploration expenses 1,345 5 511 829 - -
Impairment 1,397 5 508 885 - -
Reversal of impairment (63) - - (63) - -
Provisions 11 - 4 7 - -
Sum of adjustments to net operating

income/(loss)
7,361 1,294 1,870 2,816 1,645 (265)
Adjusted earnings/(loss) [5] 3,938 4,391 (1,695) (696) 2,004 (67)
Tax on adjusted

earnings
(3,014) (2,397) 347 (0) (1,187) 223
Adjusted earnings/(loss) after tax

[5]
924 1,994 (1,348) (696) 817 156

Equinor fourth quarter 2020

Items impacting net operating income/(loss) in the full

year
of 2019
Equinor
group
Exploration
&
Production
Norway
Exploration
& Production
International*
Exploration
&
Production
USA*
Marketing,
Midstream
&
Processing Other (in USD million)
Net operating income/(loss) 9,299 9,631 1,471 (2,271) 1,004 (537)
Total revenues

and other income
(1,022) (881) 45 (10) 33 (209)
Changes in fair value of derivatives (291) (18) - - (273) -
Periodisation of inventory hedging effect 306 - - - 306 -
Impairment 23 - - - - 23
Over-/underlift 166 114 62 (10) - -
Gain/loss on sale of assets (1,227) (977) (17) - - (232)
Purchases [net of inventory variation] 508 - - - (121) 628
Operational storage effects (121) - - - (121) -
Eliminations 628 - - - - 628
Operating and administrative expenses 619 9 62 130 418 -
Over-/underlift (32) (33) (2) 3 - -
Change in accounting policy
1)
123 42 63 18 - -
Gain/loss on sale of assets 43 - - 43 - -
Provisions 485 - - 66 418 -
Depreciation, amortisation and net

impairment losses
3,429 1,284 (5) 1,924 206 20
Impairment 3,549 1,284 115 1,924 206 20
Reversal of impairment (120) - (120) - - -
Exploration expenses 651 - 43 608 - -
Impairment 651 - 43 608 - -
Sum of adjustments to net operating

income/(loss)
4,185 412 145 2,652 537 439
Adjusted earnings/(loss) [5] 13,484 10,043 1,616 381 1,541 (98)
Tax on adjusted

earnings
(8,559) (7,200) (633) (0) (729) 2
Adjusted earnings/(loss) after tax

[5]
4,925 2,844 982 382 813 (96)
* Restated to reflect change to segment
1) Change in accounting policy for lifting

imbalances.

Equinor fourth quarter 2020

Items impacting net operating income/(loss) in the third
quarter of 2020
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Other

(in USD million)
Net operating income/(loss) (2,019) 431 (1,328) (1,606) 551 (67)
Total revenues

and other income
(431) (59) (20) - (352) 0
Changes in fair value of derivatives (37) - - - (37) -
Periodisation of inventory hedging effect (315) - - - (315) -
Over-/underlift (79) (59) (20) - - -
Purchases [net of inventory variation] 104 - - - (2) 107
Operational storage effects (2) - - - (2) -
Eliminations 107 - - - - 107
Operating and administrative expenses

189 36 67 29 64 (7)
Over-/underlift 90 36 54 - - -
Gain/loss on sale of assets (1) - - (1) - -
Provisions 100 - 12 30 64 (7)
Depreciation, amortisation and net

impairment losses
2,353 360 992 990 - 10
Impairment 2,524 360 992 1,162 - 10
Reversal of Impairment (171) - (0) (171) - -
Exploration expenses 583 5 185 393 - -
Impairment 638 5 183 449 - -
Reversal of Impairment (63) - - (63) - -
Provisions 8 - 2 7 - -
Sum of adjustments to net operating

income/(loss)
2,799 342 1,224 1,413 (289) 110
Adjusted earnings/(loss) [5] 780 773 (104) (193) 262 43
Tax on adjusted

earnings
(509) (358) 87 0 (240) 2
Adjusted earnings/(loss) after tax

[5]
271 414 (17) (193) 22 45

Equinor fourth quarter 2020

Adjusted earnings after

tax by reporting segment
Quarters
Q4 2020 Q3 2020 Q4 2019*
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 1,841 (1,133) 707 773 (358) 414 2,738 (1,979) 759
E&P International (1,215) 38 (1,178) (104) 87 (17) 192 (112) 79
E&P USA (172) (0) (172) (193) 0 (193) 54 (0) 55
MMP 352 (215) 137 262 (240) 22 524 (233) 291
Other (49) 1 (48) 43 2 45 41 (40) 1
Total Equinor

consolidation
756 (1,310) (554) 780 (509) 271 3,550 (2,364) 1,186
Effective tax rates on adjusted
earnings 173.2% 65.3% 66.6%
* E&P International and E&P USA have

been restated to reflect change to segments

Full year
2020 2019*
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 4,391 (2,397) 1,994 10,043 (7,200) 2,844
E&P International (1,695) 347 (1,348) 1,616 (633) 982
E&P USA (696) (0) (696) 381 (0) 382
MMP 2,004 (1,187) 817 1,541 (729) 813
Other (67) 223 156 (98) 2 (96)
Total Equinor

consolidation
3,938 (3,014) 924 13,484 (8,559) 4,925
Effective tax rates on adjusted

earnings
76.5% 63.5%
* E&P International and E&P USA have

been restated to reflect change to segment

Equinor fourth quarter 2020

Reconciliation of adjusted

earnings after tax

to net income
Quarters
Reconciliation of adjusted earnings after tax to net income

Full year
Q4 2020 Q3 2020 Q4 2019
(in USD million)
2020 2019
(989) (2,019) 1,516 Net operating income/(loss) A (3,423) 9,299
844 (72) 1,258
Income tax less tax on net financial

items
B 1,552 7,611
(1,834) (1,947) 257 Net operating income after tax C = A-B (4,975) 1,688
1,746 2,799 2,034 Items impacting net operating income
1)
D 7,361 4,185
466 582 1,106
Tax on items

impacting net operating income

E 1,462 948
(554) 271 1,186 Adjusted earnings after tax [5] F = C+D-E 924 4,925
(410) (201) (495) Net financial items G (836) (7)
(171) 23 8
Tax on net

financial items
H 315 170
(2,416) (2,124) (230) Net income/(loss) I = C+G+H (5,496) 1,851
1) Represents the total adjustments to

net operating income made to

arrive at adjusted earnings (i.e. adjusted

purchases, adjusted operating
and administrative expenses, adjusted

depreciation, amortisation and

impairment expenses and adjusted

exploration expenses, each of which
are presented and reconciled to the

relevant related IFRS figure for

the periods presented in this

report).

Adjusted earnings Marketing,

Midstream & Processing

(MMP) break down
Quarters Change Adjusted earnings break down Full year
Q4 2020 Q3 2020 Q4 2019 Q4 on Q4 (in USD million) 2020 2019 Change
226 292 262 (14%) Natural Gas Europe 1,199 801 50%
22 7 35 (39%) Natural Gas US 10 (27) N/A
107 38 96 12% Liquids 891 538 66%
(3) (75) 131 N/A Other (96) 229 N/A
352 262 524 (33%) Adjusted earnings MMP 2,004 1,541 30%

Equinor fourth quarter 2020

Adjusted exploration expenses
Quarters Change Adjusted exploration expenses Full year
Q4 2020 Q3 2020 Q4 2019* Q4 on Q4 (in USD million) 2020 2019* Change
101 142 180 (44%) E&P Norway exploration expenditures 470 617 (24%)
94 143 242 (61%) E&P International exploration expenditures 692 821 (16%)
25 65 57 (56%) E&P USA exploration expenditures 211 147 43%
220 349 479 (54%)
1)
Group exploration expenditures 1,371 1,584 (13%)
2)
969 87 61 >100%
Expensed, previously capitalised

exploration expenditures
1,169 120 >100%
65 (125) (103) N/A
Capitalised share of current period's

exploration activity
(394) (507) (22%)
315 575 43 >100% Impairment (reversal of impairment) 1,337 657 >100%
1,569 886 480 >100%
Exploration expenses according

to IFRS
3,483 1,854 88%
(317) (583) (43) >100% Items impacting net operating income/(loss)
3)
(1,345) (651) >100%
1,252 302 437 >100% Adjusted exploration expenses 2,138 1,203 78%
* E&P International and E&P USA have

been restated to reflect change to segments
1) 20 wells with activity with 8 completed

in the fourth quarter of 2020

compared to 26 wells with 10 completed

in the fourth quarter of 2019.
2) 46 wells with activity with 34 completed

in 2020 compared to 58

wells with 42 completed in 2019.
3) For items impacting net operating

income/(loss), see Reconciliation

of net operating income/(loss)

to adjusted earnings in

the
Supplementary disclosures.

Calculated ROACE
Calculated ROACE based on Adjusted earnings after tax and capital employed [5]
31 December

(in USD million, except percentages) 2020 2019
Adjusted earnings after tax (A) 924 4,925
Average capital employed (B) 51,823 54,637
Calculated ROACE based on Adjusted

earnings after tax and capital

employed (A/B)
1.8% 9.0%

Equinor fourth quarter 2020

Calculation of capital employed

and net debt to capital

employed ratio

The table below reconciles

the net interest-bearing

debt adjusted, the capital

employed, the net debt to

capital employed ratio
adjusted including lease

liabilities and the net debt

to capital employed adjusted

ratio with the most directly

comparable financial
measure or measures

calculated in accordance

with IFRS.

Calculation of capital employed and net debt to capital employed ratio
At 31
December

At 30
September

At 31
December

(in USD million) 2020 2020 2019
Shareholders' equity 33,873 34,084 41,139
Non-controlling interests 19 24 20
Total equity

A 33,892 34,108 41,159
Current finance debt 5,777 5,277 4,087
Non-current finance debt 32,338 32,193 24,945
Gross interest-bearing debt B 38,115 37,471 29,032
Cash and cash equivalents 6,757 7,844 5,177
Current financial investments 11,865 10,563 7,426
Cash and cash equivalents and financial

investment

C 18,621 18,407 12,604
Net interest-bearing debt [10] B1 = B-C 19,493 19,064 16,429
Other interest-bearing elements

1)
627 669 791
Normalisation for cash-build up

before tax payment (50% of Tax

Payment)

2)

Net interest-bearing debt adjusted normalised

for tax payment, including lease

liabilities
[5] B2 20,121 19,992 17,219
Lease liabilities 4,405 4,218 4,339
Net interest-bearing debt adjusted [5] B3 15,716 15,774 12,880
Calculation of capital employed [5]
Capital employed A+B1 53,385 53,172 57,588

Equinor fourth quarter 2020

Capital employed adjusted, including

lease liabilities
A+B2 54,012 54,100 58,378
Capital employed adjusted A+B3 49,608 49,883 54,039
Calculated net debt to capital employed

[5]
Net debt to capital employed (B1)/(A+B1) 36.5% 35.9% 28.5%
Net debt to capital employed adjusted,

including lease liabilities
(B2)/(A+B2) 37.3% 37.0% 29.5%
Net debt to capital employed adjusted (B3)/(A+B3) 31.7% 31.6% 23.8%
1) Cash

and cash equivalents

adjustments regarding collateral

deposits classified as cash

and cash equivalents

in the Consolidated
balance sheet but considered

as non-cash in the non

-GAAP calculations as well

as financial investments

in Equinor Insurance
AS classified as current

financial investments.
2) Adjustment

to net interest-bearing debt

for cash build-up in the first

quarter and the third quarter

before tax payment on 1

April
and 1 October.

This is to exclude 50% of

the cash build-up to h

ave a more even allocation

of tax payments between

the four
quarters and hence

a more representative net

interest-bearing debt.

Equinor fourth quarter 2020

Net adjusted financial

items 2020
Interest
income
and other
financial
items
Net
foreign
exchange
gains
(losses)
Gains
(losses)
derivative
financial
instrument
s
Interest
and other
finance
expenses
Net before
tax
Estimated
tax effect
Net after
tax
Net adjusted financial items in the fourth quarter of 2020
(in USD million)

Financial items according to IFRS 379 (491) 27 (326) (410) (171) (581)

Foreign exchange (FX) impacts (incl.

derivatives)
19 491 0 0 510 2 0
Interest rate (IR) derivatives 0 0 (27) 0 (27) 0 0
Fair value adjustment financial investments

and other
(272) 0 0 0 (272) 0 0
Subtotal (253) 491 (27) 0 211 2 212
Adjusted financial items 126 0 0 (326) (200) (170) (369)

Interest
income
and other
financial
items
Net
foreign
exchange
gains
(losses)
Gains
(losses)
derivative
financial
instruments
Interest
and other
finance
expenses
Net before
tax
Estimated
tax effect
Net after
tax
Net adjusted financial items in the full year of 2020
(in USD million)

Financial items according to IFRS 754 (646) 448 (1,392) (836) 315 (521)

Foreign exchange (FX) impacts (incl.

derivatives)
(10) 646 - - 636 - -
Interest rate (IR) derivatives - - (448) - (448) - -
Fair value adjustment financial investment

and other
(282) - - - (282) - -
Subtotal (292) 646 (448) - (93) - (93)
Adjusted financial items

462 - - (1,392) (929) 315 (614)

Net adjusted financial

items 2019
Interest
income
and other
financial
items
Net
foreign
exchange
gains
(losses)
Gains
(losses)
derivative
financial
instrument
s
Interest
and other
finance
expenses
Net before
tax
Estimated
tax effect
Net after
tax
Net adjusted financial items in the fourth quarter of 2019
(in USD million)
Financial items according to IFRS 210 23 (308) (421) (495) 8 (487)

Foreign exchange (FX) impacts (incl.

derivatives)
1 (23) 0 0 (22) 0 0
Interest rate (IR) derivatives 0 0 308 0 308 0 0
Fair value adjustment financial investment (44) 0 0 0 (44) 0 0
Adjusted financial items excluding FX

and IR derivatives
167 0 0 (421) (254) 8 (246)

Equinor fourth quarter 2020

USE AND RECONCILIATION OF NON-GAAP FINANCIAL
MEASURES
Non-GAAP financial

measures are defined as numerical

measures that either exclude

or include amounts or

certain accounting items
that are not excluded

or included in the comparable

measures calculated and

presented in accordance with

GAAP (i.e. IFRS).

Management considers

adjusted earnings and adjusted

earnings after tax together

with other non-GAAP financial

measures as
defined below,

to provide a better indication

of the underlying operational

and financial performance

in the period (excluding
financing), and therefore

better facilitate comparison

s

between periods.

The following financia

l

measures may be considered

non-GAAP financial

measures:

●

Adjusted earnings

are based on net

operating income/(loss)

and adjusts for certain

items affecting the income

for the period in
order to separate

out effects that management

considers may not be

well correlated to Equinor’s

underlying operational
performance in the

individual reporting period.

Management considers

adjusted earnings to be

a supplemental measure

to
Equinor’s IFRS measures,

which provides an indication

of Equinor’s underlying operational

performance in the peri

od and
facilitates an alternative

understanding of operational

trends between the

periods. Adjusted earnings

include adjusted revenues
and other income, adjusted

purchases, adjusted operating

expenses and selling,

general and administrative

expenses, adjusted
depreciation expenses

and adjusted exploration

expenses
●

Adjusted earnings after

tax

– equals the sum of net

operating income/(loss)

less income tax in business

areas and adjustments
to operating income

taking the applicable marginal

tax into consideration.

Adjusted earnings after

tax excludes net financial

items
and the associated

tax effects on net financial

items. It is based on adjusted

earnings less the tax effects

on all elements included
in adjusted earnings

(or calculated tax on operating

income and on each

of the adjusting items using an

estimated marginal tax
rate). In addition,

tax effect related to

tax exposure items

not related to the

individual reporting period

is excluded from adjusted
earnings after tax. Management

considers adjusted earnings

after tax, which reflects

a normalised tax charge associated

with its
operational performance

excluding the impact of

financing, to be a supplemental

measure to Equinor’s net

income. Certain net
USD denominated financial

positions are held by group

companies that have

a USD functional curr

ency that is different

from the
currency in which the

taxable income is measured.

As currency exchange rates

change between periods,

the basis for measuring
net financial items for

IFRS will change disproportionally

with taxable income which

includes exchange gains

and losses from
translating the net USD denominated

financial positions into

the currency of the applicable

tax return. Therefore,

the effective tax
rate may be significantly

higher or lower than

the statutory tax rate for

any given period.

Adjusted taxes included

in adjusted
earnings after tax should

not be considered indicative

of the amount of cu

rrent or total tax expense (or

taxes payable) for the
period

Adjusted earnings and

adjusted earnings after tax

should be considered

additional measures rather

than substitutes for net operating
income/(loss) and net

income/(loss),

which are the most directly

comparable IFRS measures.

There are material limitations
associated with the

use of adjusted earnings and

adjusted earnings after

tax compared with the IFRS measures

as such non-GAAP
measures do not

include all the items of

revenues/gains or expenses/losses

of Equinor that are needed

to evaluate its profitability

on
an overall basis.

Adjusted earnings and adjusted

earnings after tax are

only intended to be indicative

of the underlying developments
in trends of our on-going

operations for the production,

manufacturing and

marketing of our products

and exclude pre-and post-tax
impacts of net financial

items. Equinor reflects

such underlying development

in our operations by eliminating

the effects of certain
items that may not be

directly associated

with the period's operations

or financing. However,

for that reason, adjusted

earnings and
adjusted earnings after

tax are not complete measures

of profitability.

These measures should therefore

not be used in isolation.

●

Return

on average capital employed

after tax (ROACE)

– this measure

provides useful information

for both the group and
investors about performance

during the period under

evaluation. Equinor uses

ROACE to measure the return

on capital employed,
regardless of whether

the financing is through

equity or debt. The use

of ROACE should not

be viewed as an alternative

to income
before financial items,

income taxes and minority

interest, or to net income,

which are measures calculated

in accordance with
GAAP or ratios based

on these figures. For

a reconciliation for adjusted

earnings after tax, see Reconciliation

of net operating
income/(loss) to adjusted

earnings as presented

earlier in this report
●

Capital employed adjusted

–
this measure is defined

as Equinor's total equity (including

non-controlling interests)

and net
interest-bearing debt

adjusted

●

Net interest-bearing debt adjusted

– this measure is

defined as Equinor's interest

bearing financial liabilities

less cash and cash
equivalents and current

financial investments, adjusted

for collateral deposits

and balances held by

Equinor's captive insurance
company and balances

related to the SDFI
●

Net debt to capital employed ,
Net debt to capital

employed adjusted, including

lease liabilities
and

Net debt to capital
employed ratio adjusted
– Following implementation

of IFRS 16 Equinor present

s

a “net debt to capital employed

adjusted”
excluding lease liabilities

from the gross interest

-bearing debt.

Comparable numbers

are presented in

the table Calculation of
capital employed

and net debt to capita

l

employed ratio in the report

include Finance lease according

to IAS17, adjusted for
marketing instruction

agreement
●

Organic capital expenditures
– Capital expenditures,

defined as Additions to PP&E,

intangibles and

equity accounted
investments in note

2 Segments to the Condensed

financial interim statements

,

amounted to USD 2.8 billion

in the fourth quarter
of 2020. Organic

capital expenditures are

capital expenditures excluding

acquisitions, recognised

lease assets (RoU assets)

and
other investments with

significant different cash

flow pattern. In the fourth

quarter of 2020, a total of USD 0.9

billion are excluded
in the organic capital

expenditures. Forward

-looking organic capital expenditures

included in this report are not

reconcilable to its

Equinor fourth quarter 2020

most directly comparable

IFRS measure without

unreasonable effo

rts, because the amounts

excluded from such IFRS measure

to
determine organic capital

expenditures cannot be

predicted with reasonable

certainty
●

Free cash flow for

the fourth quarter 2020

includes the following line

items in the Consolidated

statement of cash flows:

Cash
flows provided by operating

activities before taxes

paid and working capital

items (USD 3.8

billion), taxes paid (negative

USD 0.4
billion),

cash used in business combinations

(USD 0.0 billion), capital

expenditures and investments

(negative USD 2.5 billion),
(increase)/decrease

in other items interest-bearing

(USD 0.2

billion), proceeds from

sale of assets and businesses

(USD 0.5
billion), dividend paid

(negative USD 0.3

billion) and share buy

-back (USD 0.0 billion),

resulting in a free cash

flow of USD 1.4
billion in the fourth quarter

of 2020
●

Free cash flow for

the full year of 2020

includes the following line

items in the Consolidated

statement of cash flows:

Cash flows
provided by operating

activities before taxes

paid and working capital

items (USD 14.0 billion), taxes

paid (negative USD 3.1
billion), cash used in

business combinations

(USD 0.0

billion), capital expend

itures and investments (negative

USD 8.5 billion),
(increase)/decrease

in other items interest-bearing

(USD 0.2

billion),

proceeds from sale of assets

and businesses, including

USD
0.3 billion received

from the Lundin divestment

included in (increase)/decrease

in financial investments

(USD 0.8 billion), dividend
paid (negative USD 2.3

billion) and share buy

-back (negative USD 1.1

billion), resulting in

a free cash flow of USD 0

.1 billion in the
full year of 2020

Adjusted earnings
adjust for the following

items:

●

Changes in fair value of

derivatives:

Certain gas contracts

are, due to pricing or delivery

conditions, deemed to

contain
embedded derivatives,

required to be carried

at fair value. Also, certain

transactions related to

historical divestments

include
contingent consideration,

are carried at fair value.

The accounting impacts

of changes in fair value

of the aforementioned

are
excluded from adjusted

earnings. In addition,

adjustments are also made

for changes in the unrealised

fair value of derivatives

related to some natural

gas trading contracts. Due

to the nature of these

gas sales contracts, these

are classified as financial
derivatives to be

measured at fair value at the

balance sheet date. Unrealised

gains and losses on these

contracts reflect the
value of the difference

between current market

gas prices and the actual

prices to be realised under

the gas sales contracts.

Only
realised gains and losses

on these contracts are

reflected in adjusted

earnings. This presentati

on best reflects the

underlying
performance of the

business as it replaces the

effect of temporary timing

differences associated

with the re-measurements

of the
derivatives to fair value

at the balance sheet date

with actual realised gains and

losses for the period
●

Periodisation of inventory

hedging effect:
Commercial storage is hedged

in the paper market and

is accounted for using the
lower of cost or market

price. If market prices increase

above cost price, the inventory

will not reflect this increase

in value. There
will be a loss on the

derivative hedging the inventory

since the derivatives

always reflect changes

in the market price. An
adjustment is made

to reflect the unrealised

market increase of the commercial

storage. As a result, loss

on derivatives is
matched by a similar

adjustment for the exposure

being managed. If market

prices decrease below cost

price, the write-down of
the inventory and

the derivative effect

in the IFRS income statement

will offset each other

and no adjustment is

made

●

Over/underlift
: Over/underlift is

accounted for using the

sales method and therefore

revenues were reflected

in the period the
product was sold

rather than in the period

it was produced. The

over/underlift position

depended on a number

of factors related to
our lifting programme

and the way it corresponded

to our entitlement share

of production. The effect

on income for the period

is
therefore adjusted,

to show estimated revenues

and associated costs

based upon the production

for the period to reflect
operational perform

ance and comparability

with peers. Following the

first quarter of 2019, Equinor

changed the accounting

policy
for lifting imbalances.

Adjusted earnings now include

the over/underlift adjustment
●

The operational storage
is not hedged and

is not part of the trading portfolio.

Cost of goods sold

is measured based

on the
FIFO (first-in, first-out)

method, and includes

realised gains or losses

that arise due to changes in

market prices. These gains

or
losses will fluctuate

from one period to another

and are not considered part

of the underlying operation

s

for the period
●

Impairment and reversal

of impairment
are excluded from adjusted

earnings since they

affect the economics

of an asset for
the lifetime of that asset,

not only the period in

which it is impaired or

the impairment is reversed.

Impairment and reversal of
impairment can impact

both the exploration expenses

and the depreciation,

amortisation and impairment

line items
●

Gain or loss from sales

of assets
is eliminated from the me

asure since the gain or loss

does not give an indication

of future
performance or periodic

performance; such

a gain or loss is related

to the cumulative value creation

from the time the asset is
acquired until it is sold
●

Eliminations (Internal

unrealised profit on inventories)
:
Volumes derived

from equity oil inventory will

vary depending on
several factors and

inventory strategies, i.e.

level of crude oil in inventory,

equity oil used in the refining

process and level of in-
transit cargoes. Internal

profit related to volumes

sold between entities

within the group, and still

in inventory at period end,

is
eliminated according to

IFRS (write down to production

cost). The proportion

of realised versus unrealised

gain will fluctuate from
one period to another

due to inventory strategies

and consequently impact

net operating income

/(loss).

Write-down to production
cost is not assessed

to be a part of the underlying

operational performance,

and elimination of internal

profit related to equity
volumes is excluded

in adjusted earnings
●

Other items of income and

expense
are adjusted when the

impacts on income in the period

are not reflective of

Equinor’s
underlying operational

performance in the reporting

period. Such items

may be unusual or infrequent

transactions but they may
also include transactions

that are significant which

would not necessarily

qualify as either unusual

or infrequent. Other

items are
carefully assessed

and can include transactions

such as provisions related

to reorganisation, early retirement,

etc.
●

Change in accounting policy

are adjusted

when the impacts on income

in the period are unusual or

infrequent, and not
reflective of Equinor’s underlying

operational performance

in the reporting period

For more information

on our use of non-GAAP financial

measures, see section 5.2

Use and reconciliation

of non-GAAP financial
measures in Equinor's

2019 Annual Report and

Form 20-F.

Equinor fourth quarter 2020

FORWARD-LOOKING STATEMENTS
This report contains

certain forward-looking statements

that involve risks and

uncertainties. In some

cases, we use words

such as
"ambition", "continue",

"could", "estimate", “intend”,

"expect", "believe", "likely",

"may", "outlook", "plan", "strategy",

"will", "guidance",
“targets”, and similar

expressions to identify

forward-looking statements.

Forward-looking statements

include all statements other

than
statements of historical

fact, including, among others,

statements regarding

Equinor’s plans, intentions,

aims, ambitions and
expectations, includi

ng with respect to the Covid

-19 pandemic including its

impacts, consequences

and risks; Equinor’s response

to
the Covid-19 pandemic,

including measures to protect

people, operations and

value creation, operating

costs and assumptions;

the
commitment to dev

elop as a broad energy company;

the ambition to be a

net-zero energy company

by 2050; future financial
performance, including

cash flow and liquidity; accounting

policies; production

cuts, including their

impact on the level

and timing of
Equinor’s production;

plans to develop fields;

the climate action plan

announced by the Norwegian

government; market outlook

and
future economic projections

and assumptions, including commodity

price assumptions; organic

capital expenditures through

2022;
intention to optimis

e

and mature its portfolio;

estimates regarding exploration

activity levels; ambition

to keep unit of production cost

in
the top quartile of its

peer group; scheduled

maintenance activity and

the effects on equity

production thereof;

completion and results
of acquisitions and

disposals; expected amount

and timing of dividend

payments; and provisions

and contingent liabilities.

You should
not place undue reliance

on these forward-looking

statements. Our actual

results could differ

materially from those anticipated

in the
forward-looking statements

for many reasons.

These forward-looking

statements reflect current

views about future eve

nts and are, by their nature,

subject to significant risks

and
uncertainties because

they relate to events and

depend on circumstances

that will occur in the future.

There are a number of

factors
that could cause

actual results and developments

to differ materially

from those expressed or

implied by these forward-looking
statements, including

levels of industry product

supply, demand

and pricing, in particular

in light of recent significant

oil price volatility
triggered, among other

things, by the changing dynamic

among OPEC+ members

and the uncertainty regarding

demand created by
the Covid-19 pandemic;

the impact of Covid-19;

levels and calculations of

reserves and material

differences from reserves

estimates;
unsuccessful drilling;

operational problems;

health, safety and environmental

risks; natural disasters,

adverse weather conditions,
climate change, and

other changes to business

conditions; the effects

of climate change; regulations

on hydraulic fracturing; security
breaches, including breaches

of our digital infrastructure

(cybersecurity); ineffectiveness

of crisis management systems;

the actions of
counterparties and

competitors; the development

and use of new technology,

particularly in the renewable

energy sector; inability

to
meet strategic object

ives; the difficulties involving

transportation infrastructure;

political and social stability

and economic growth

in
relevant areas of

the world; an inability

to attract and retain personnel;

inadequate insurance

coverage; changes or uncertainty

in or
non-compliance with

laws and governmental regulations;

the actions of the Norwegian

state as majority shareholder;

failure to meet
our ethical and social

standards; the political

and economic policies

of Norway and other oil-producing

countries; non-complianc

e

with
international trade sanctions;

the actions of field partners;

adverse changes in

tax regimes; exchange

rate and interest rate
fluctuations; factors

relating to trading, supply and

financial risk; general

economic conditions; and

other factors discussed

elsewhere
in this report. Additional

information, including information

on factors that may

affect Equinor’s business,

is contained in Equinor’s
Annual Report on Form

20-F for the year

ended December 31,

2019, filed with the U.S. Securities

and Exchange

Commission
(including section 2.11

Risk review - Risk factors

thereof). Equinor’s 2019 Annual

Report and Form 20-F is available

at Equinor’s
website www.equinor.com.

Although we believe that

the expectations reflected

in the forward-looking statements

are reasonable, we
cannot assure you that

our future results, level of

activity, performance

or achievements will meet

these expectations. Moreover,
neither we nor any other

person assume responsibility

for the accuracy and completeness

of these forward-looking

statements. Any
forward-looking statement

speaks only as of the

date on which such

statement is made, and,

except as required

by applicable law, we
undertake no obligation

to update any of these statements

after the date of this report,

whether to make them either

conform to actual
results or changes in

our expectations or

otherwise.

We use certain

terms in this document,

such as “resource” and

“resources” that the SEC’s rules

prohibit us from including in

our filings
with the SEC. U.S. investors

are urged to closely consider

the disclosures in our Form 20

-F, SEC File

No. 1-15200. This

form is
available on our website

or by calling 1-800-SEC-0330

or logging on to www.sec.gov.

Although we believe

that the expectations reflected

in the forward-looking statements

are reasonable, we cannot

assure you that our
future results, level

of activity, performance

or achievements will meet

these expectations.

Moreover, neither

we nor any other person
assumes responsibility

for the accuracy and completeness

of the forward-looking statements.

Unless we are required

by law to update
these statements, we

will not necessarily update

any of these statements

after the date of this

report, either to make

them conform to
actual results or changes

in our expectations.

Equinor fourth quarter 2020

END NOTES

1.
The group's average liquids price

is a volume-weighted

average of the segment

prices of crude oil, condensate

and natural gas
liquids (NGL).

2.
The
refining reference

margin
is a typical average gross

margin of our two refineries,

Mongstad and Kalundborg.

The reference
margin will differ

from the actual margin,

due to variations in

type of crude and other feedstock,

throughput, product yields,

freight
cost, inventory,

etc.

3.
Liquids volumes

include oil, condensate

and NGL, exclusive of

royalty oil.

4.
Equity volumes

represent produced

volumes under a
production sharing agreement

(PSA)

that correspond to

Equinor’s
ownership share

in a field.
Entitlement volumes
, on the other hand,

represent Equinor’s share of the

volumes distributed to

the
partners in the field,

which are subject to deductions

for, among other

things, royalty and the

host government's share of

profit oil.
Under the terms

of a PSA, the amount

of profit oil deducted from

equity volumes will

normally increase with the

cumulative return
on investment to

the partners and/or production

from the licence. Consequently,

the gap between entitlement

and equity volumes
will likely increase in

times of high liquids prices.

The distinction between equity

and entitlement is relevant

to most PSA regimes,
whereas it is not

applicable in most concessionary

regimes such as those

in Norway,

the UK, the US, Canada

and Brazil.

5.
These are non-GAAP figures.

See Use and reconciliat

ion of non-GAAP financial

measures in the report

for more details. For
ROACE, see table Calculated

ROACE in the Supplementary

disclosures for more

details.

6.
Transactions

with the
Norwegian State.

The Norwegian State,

represented by the Ministry

of Petroleum and Energy (MPE),

is
the

majority shareholder of

Equinor and it also holds

major investments in other

entities. This ownership

structure means that
Equinor participates

in transactions with many

parties that are under

a common ownership structure

and therefore meet the
definition

of a related party.

Equinor purchases liquids

and natural gas from the

Norwegian State, represented

by SDFI (the
State's Direct Financial

Interest). In addition, Equinor

sells the State's natural

gas production in its own name,

but for the
Norwegian State's

account and risk as well

as related expenditures

are refunded by the State.

7.
The production guidance

reflects our estimates

of
proved reserves

calculated in accordance

with US Securities and Exchange
Commission (SEC) guidelines

and additional production

from other reserves not

included in proved reserves

estimates. The
growth percentage

is based on historical

production numbers, adjusted

for portfolio measures.

8.
The group's average invoiced gas prices
include volumes sold

by the MMP segment.

9.
The internal transfer price

paid from the MMP segment

to the E&P Norway and

E&P USA segments.

10.
Since different legal

entities in the group lend

to projects and others

borrow from banks, project

financing through external

bank
or similar institutions

is not netted in the balance

sheet and results in

over-reporting of the debt

stated in the balance sheet
compared to the

underlying exposure in

the group. Similarly,

certain net interest-bearing

debt incurred from activities

pursuant to
the Marketing Instruction

of the Norwegian government

are off-set against

receivables on the SDFI. Some

interest-bearing
elements are classified

together with non-interest

bearing elements, and

are therefore included when

calculating the net interest-
bearing debt.

Signatures
Pursuant to the requirements of the

Securities Exchange Act of 1934,

the registrant has duly caused this

report to be signed on its behalf

by
the undersigned, thereunto duly authoris

ed.

EQUINOR ASA
(Registrant)

Dated: 10 February, 2021 By: ___/s/ Svein Skeie
Name: Svein Skeie
Title:

Chief Financial Officer